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April 12, 2024

Re:	Circle Internet Financial Limited Draft Registration Statement on Form S-1 CIK No. 0001876042

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Sandra Hunter Berkheimer David Lin Mark Brunhofer Michelle Miller

Ladies and Gentlemen:

On behalf of our client, Circle Internet Financial Limited (the “Company” or “Circle”), this letter sets forth the Company’s responses to the comments provided by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) relating to the Company’s Draft Registration Statement on Form S-1 submitted on December 13, 2023 (the “Draft Registration Statement”) contained in the Staff’s letter, dated February 27, 2024 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has revised the Draft Registration Statement and is confidentially submitting a revised Draft Registration Statement on Form S-1 (the “Amended Draft Registration Statement”) together with this response letter. The Amended Draft Registration Statement also contains certain additional updates and revisions.

For the convenience of the Staff, each comment from the Comment Letter is restated in italics prior to the response to such comment. All references to page numbers and captions (other than those in the Staff’s comments) correspond to pages and captions in the Amended Draft Registration Statement.

Draft Registration Statement on Form S-1
General

1.	Please provide us with your legal analysis as to whether either USDC or EURC is a “security” within the meaning of Section 2(a)(1) of the Securities Act.

Response: The Company has set forth below its legal analysis as to whether USDC or EURC is a “security” within the meaning of Section 2(a)(1) of the Securities Act. For the Staff’s convenience, the analysis below focuses on USDC; however, the analysis applies equally to EURC (which is substantially identical to USDC except that it is a euro-denominated payment stablecoin rather than a U.S. dollar-denominated payment stablecoin).

Overview

USDC is not a “security” because the features of USDC, the structure of the reserves backing USDC (the “USDC Reserves”), and Circle’s marketing of USDC to the public are such that the ultimate legal owners of USDC from time to time (“USDC Holders”) have no reasonable expectation of profits from USDC from Circle’s efforts, and no reasonable expectation that USDC is a security. While it is possible that third parties may use USDC as part of a third-party investment scheme that is not operated or controlled by

Division of Corporation Finance U.S. Securities and Exchange Commission

Circle, these use cases just highlight USDC’s function as a payment stablecoin, and are no different than the use of a U.S. dollar or any other fiat currency in traditional investment schemes—which do not render the fiat currency involved in such schemes “securities.”

Set forth immediately below is an overview of the features of USDC, the structure of the USDC Reserves, and Circle’s marketing of USDC to the public. The Company’s legal analysis of USDC under the Howey and Reves tests follows such overview.

Features of USDC

USDC is a type of “payment stablecoin,” which, as defined in the Amended Draft Registration Statement, means a digital currency that is (i) issued by an entity in compliance with applicable regulatory regime(s), (ii) fully backed by reserves consisting of highly liquid price stable cash and cash equivalents, with the issuing entity bearing responsibility for any credit risks arising from such reserves, (iii) issued and may be redeemed by a customer on demand on a one-for-one basis for the underlying fiat currency, and (iv) marketed to the public as a digital currency that is designed to be used for payments. Specifically, USDC is issuable and redeemable by Circle Mint customers (as hereinafter used, “customers”) on a one-for-one basis with the U.S. dollar and is designed to be a digital equivalent of the U.S. dollar.

The features of USDC are designed to ensure that USDC has a stable value (i.e., one USDC equaling one U.S. dollar) and to protect USDC Holders from risk of loss. For example, Circle is the sole issuer of USDC, and offers USDC in unlimited supply, with each such issuance being on a one-for-one basis with the U.S. dollar. Customers are able to redeem USDC from Circle at any time and in unlimited quantities on a one-for-one basis with the U.S. dollar.1 Because Circle has unilateral control over USDC’s supply and commits to always mint and redeem USDC with customers on a one-for-one basis with the U.S. dollar, market forces prevent the value of USDC on secondary markets from deviating from one U.S. dollar for sustained periods of time. Moreover, Circle only mints and redeems USDC as part of the issuance and redemption process; Circle does not constrain the supply of USDC or otherwise mint or redeem USDC or engage in any proprietary trading of USDC with the intent of artificially manipulating the supply of USDC.

Additionally, USDC ownership does not convey to USDC Holders the right to receive any interest, rewards, or other returns in respect of their holding of USDC. In fact, Circle explicitly disclaims any interest or return for USDC Holders for holding USDC. Furthermore, USDC does not reflect any investment or other ownership interest in Circle and does not afford USDC Holders any governance rights with respect to Circle or USDC, and USDC Holders do not receive any financial benefit or loss based on Circle’s financial performance.

Structure of the USDC Reserves

Similar to the features of USDC, the structure of the USDC Reserves is designed to ensure that USDC has a stable value (i.e., one USDC equaling one U.S. dollar) and to protect USDC Holders from risk of loss. The USDC Reserves are funded with the total amount of funds received by Circle in exchange for the minting of the USDC in circulation, meaning that the total amount of USDC in circulation is fully backed by at least an equal amount of cash and cash equivalents held in the USDC Reserves.

Circle is subject to, and abides by, stringent regulation dictating how the USDC Reserves must be maintained. Because USDC is generally considered an open loop stored value under state money transmission statutes, the core business of Circle—the issuance of USDC by Circle and the holding of reserves in respect of USDC—is generally regulated on a state-by-state and federal level as money transmission and stored value issuance activities. Circle holds licenses to conduct money transmission

1 USDC Holders who are not customers are able to mint and redeem USDC with Circle only through a customer. Redemptions by customers are on a one-for-one basis with the U.S. dollar. In some instances, fees may be charged to customers redeeming large amounts of USDC for “instant” redemptions of USDC, but no such fees would be charged for redemptions done on a non-expedited basis.

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activity in 46 states, as well as in the District of Columbia and Puerto Rico, where such licenses are required. Licensed money transmitters must be fully reserved with respect to the relevant regulatory activity. Further, most state money transmission statutes strictly limit investments that a licensee is permitted to make with the reserves to specific categories of investments. In addition, Circle holds a BitLicense with the New York Department of Financial Services (“NYDFS”) and a Virtual Currency License from the Louisiana Office of Financial Institutions, which may place additional requirements on the USDC Reserves. For example, NYDFS guidance requires, among other things, that USDC Reserves must be (i) fully backed by the issuer, (ii) available for timely redemptions, (iii) segregated from the proprietary assets of the issuer, (iv) limited to specified assets such as U.S. Treasury obligations with maturities of three months or less, government money market funds, U.S. dollar deposit accounts, digital assets, and other assets approved by NYDFS, and (v) attested to monthly and annually by a certified public accountant.

The USDC Reserves consist entirely of highly liquid price stable cash and cash equivalents, held at institutions with minimal credit risks. Specifically, as of December 31, 2023, Circle held approximately 90% of its USDC Reserves in the Circle Reserve Fund, which is an SEC-registered Rule 2a-7 government money market fund holding a portfolio of short-dated U.S. Treasuries, overnight U.S. Treasury repurchase agreements, and cash, issued by BlackRock and available only to Circle. The assets within the Circle Reserve Fund are held in the custody of BNY Mellon. The remaining portion of the USDC Reserves (typically 10-15%) are held as cash primarily with reserve banking partners designated by the Financial Stability Board as globally systemically important banks (“GSIB”). A small fraction of the USDC Reserves typically are held as cash within several additional regulated financial institutions. The USDC Reserves do not include assets that are not highly liquid or are not price stable, such as speculative digital assets, secured loans, precious metals, corporate bonds, or commercial paper, or any vehicle holding such assets. Moreover, customers are entitled to redeem USDC on a one-for-one basis with the U.S. dollar, such that Circle (and not customers or other USDC Holders) bears responsibility for any credit risks, however unlikely, arising from the USDC Reserves.

The USDC Reserves are used only for redemption of USDC in circulation and not to fund Circle’s (or any other entity’s) operating expenses, product development, or for any other business purpose. Accordingly, Circle does not loan or hypothecate the USDC Reserves to any party, including Circle’s affiliates. Circle separately earns interest and other returns on the USDC Reserves, which constitutes revenue to Circle that Circle uses to fund its operations. No portion of this revenue flows to USDC Holders. The USDC Reserves are held in segregated accounts solely for the benefit of the USDC Holders. Circle has no equitable interest in the USDC Reserves and cannot use the USDC Reserves for any corporate purpose whatsoever. In the unlikely case of bankruptcy, the Company believes that the USDC Reserves would remain segregated for USDC Holders, although there is limited legal precedent addressing the treatment of stablecoin reserves in the event of the bankruptcy of the issuer.

In addition, USDC Holders receive information regularly providing assurance of the nature and amount of the USDC Reserves. For example, Circle publishes on its website on a weekly basis the amount of USDC in circulation, the balance of the USDC Reserves, the composition of the USDC Reserves, and minting and redemption statistics; the balances in the Circle Reserve Fund are also disclosed daily. In addition, each month, Circle provides on its website an independent, third-party assurance report over the value and composition of these assets as of two dates within such month (including the last business day of such month) from a leading certified public accounting firm (currently, a “Big Four” accounting firm). Furthermore, as a result of the consummation of this offering, Circle will be required to file periodic reports, including annual financial statements audited by a nationally recognized and independent certified public accounting firm registered with the Public Company Accounting Oversight Board (“PCAOB”) and in accordance with PCAOB standards, at such times as may be required by Section 12 or Section 15 of the Exchange Act. In these financial statements, the USDC Reserves will represent a separate line item on the company’s balance sheet, which will initially be titled “Cash and cash equivalents segregated for the benefit of stablecoin holders.” As a result, the USDC Reserves and related financial statement reporting will be subject to the auditing requirements applicable to U.S. publicly traded companies and overseen by the Commission.

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In short, the USDC Reserves have always been, and Circle expects will always continue to be, adequately funded to meet Circle’s redemption obligations (i.e., that there will always be at least one U.S. dollar or equivalent in the USDC Reserves for every USDC in circulation).

Circle’s Marketing of USDC to the Public

Circle only markets USDC to the public for consumptive purposes, as a payment stablecoin providing a stable, fast, reliable, and accessible means of payment—in other words, as the digital equivalent of a U.S. dollar. Circle does not market USDC to the public as part of any Circle “interest,” “rewards,” or “yield” program paying USDC Holders any interest, rewards, or other returns in respect of their holding of USDC. Circle also does not market to the public any third-party “interest,” “rewards,” or “yield” program paying USDC Holders any interest, rewards, or other returns in respect of their holding of USDC.

In fact, Circle’s disclosures are explicit that (i) USDC is designed to have a stable value of one USDC to one U.S. dollar, (ii) USDC ownership does not convey to USDC Holders any interest, rewards, or other returns in respect of their holding of USDC, (iii) USDC does not reflect any investment or other ownership interest in Circle and does not afford USDC Holders any governance rights with respect to Circle or USDC, and (iv) USDC Holders do not receive any financial benefit, or suffer any financial loss, based on Circle’s financial performance.

Legal Analysis Frameworks

Section 2(a)(1) of the Securities Act defines the term “security” by providing a list of various financial instruments that are securities, including an “investment contract” and a “note.” Because USDC does not constitute any of the financial instruments that are specifically listed in the definition of “security,” the Company has analyzed whether USDC would be deemed a security under the Howey “investment contract” test and/or the Reves “note” test.

USDC under Howey

Relevant Legal Framework

Under SEC v. W.J. Howey Co., “an investment contract for purposes of the Securities Act means a contract, transaction or scheme whereby a person invests his money in a common enterprise and is led to expect profits solely from the efforts of the promoter or a third party.”2 The Supreme Court has construed the promise of “profits” as requiring “the sense of income or return, to include, for example, dividends, other periodic payments, or the increased value of the investment.”3 Howey requires not just “a reasonable expectation of profits,” but an expectation of profits “derived from the entrepreneurial or managerial efforts of others.”4 That is, for an asset to be an investment contract, the person contributing money must be “led to expect profits solely from the efforts of the promoter or a third party.”5 This means the scheme must be “promoted primarily as an investment or as a means whereby participants could pool their own activities, their money and the promoter’s contribution in a meaningful way.”6 Courts have expanded the understanding of the fourth prong of Howey to include instances where the expectation of profits is largely dependent on the efforts or expertise of others (i.e., not literally “solely”).7

Analysis

2 328 U.S. 293, 298–99 (1946).

3 SEC v. Edwards, 540 U.S. 389, 394 (2004); see also United Hous. Found., Inc. v. Forman, 421 U.S. 837, 852 (1975) (“By profits, the Court has meant either capital appreciation resulting from the development of the initial investment … or a participation in earnings resulting from the use of investors’ funds…”).

4 Forman, 421 U.S. at 852.

5 W.J. Howey Co., 328 U.S. at 298–99.

6 United States v. Leonard, 529 F.3d 83, 88 (2d Cir. 2008) (citing SEC v. Aqua–Sonic Prods. Corp., 687 F.2d 577, 582 (2d Cir. 1982)).

7 See, e.g., SEC v. Glenn W. Turner Enters., Inc., 474 F.2d 476, 482–83 (9th Cir. 1973); SEC v. Koscot Interplanetary, Inc., 497 F.2d 473, 480–82 (5th Cir. 1974); Leonard, 529 F.3d at 88.

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Circle’s offers and sales of USDC to USDC Holders in the manner and under the circumstances set forth in this response letter are not investment contracts under Howey, because, among other things, USDC Holders do not have a reasonable expectation of profits from Circle’s efforts in respect of their holding of USDC. In fact, Circle’s efforts in designing USDC and the USDC Reserves, and Circle’s efforts in offering and selling USDC, are actually intended to affirmatively avoid such an expectation of profits by USDC Holders. USDC Holders do not have a reasonable expectation of profit with USDC because there is no profit to be had. Rather, USDC Holders use USDC for its utility as a frictionless form of payment, which depends on its stable value.

USDC does not offer any form of investment return

USDC Holders cannot reasonably expect income or return from Circle’s efforts in respect of their holding of USDC because (i) USDC is issuable by Circle and redeemable by customers only on a one-for-one basis with the U.S. dollar, (ii) USDC and the USDC Reserves were designed by Circle to provide that USDC has a stable value (i.e., one USDC equaling one U.S. dollar) and to not experience “capital appreciation,” (iii) USDC ownership does not convey to USDC Holders any interest, rewards, or other returns in respect of their holding of USDC, and (iv) ownership of USDC does not reflect any investment or other ownership interest in Circle and does not afford USDC Holders any governance rights with respect to Circle or USDC.

As noted above, the features of USDC and the structure of the USDC Reserves were designed by Circle to ensure that USDC has a stable value (i.e., one USDC equaling one U.S. dollar). For example, Circle is the sole issuer of USDC, and offers USDC in unlimited supply, with each such issuance being on a one-for-one basis with the U.S. dollar. Customers are able to redeem USDC from Circle at any time and in unlimited quantities on a one-for-one basis with the U.S. dollar. Circle only mints and redeems USDC as part of the issuance or redemption process; Circle does not mint or redeem USDC or engage in any proprietary trading of USDC to artificially manipulate the supply of USDC. Moreover, the USDC Reserves are held in highly liquid assets and are designed to always be adequately funded to meet Circle’s redemption obligations (i.e., to always have at least one U.S. dollar or highly liquid equivalent in the USDC Reserves for every USDC in circulation). In addition, customers are entitled to redeem USDC on a one-for-one basis with the U.S. dollar, such that Circle (and not customers or other USDC Holders) bears responsibility for any credit risks arising from the USDC Reserves.

Circle does not market USDC to the public as an investment

Circle only markets USDC for consumptive purposes, as a stable medium of exchange providing a fast, reliable, and accessible means of payment—in other words, as the digital equivalent of a U.S. dollar; Circle does not market USDC as part of any investment scheme paying USDC Holders any interest, rewards, or other returns in respect of their holding of USDC. Importantly, (i) Circle does not promote USDC “primarily as an investment or as a means whereby [USDC Holders] could pool their own activities, their money and [Circle’s] contribution in a meaningful way”8 and (ii) USDC itself, and Circle’s involvement with minting, redeeming, and marketing USDC, are not investments.

Moreover, Circle’s disclosures are explicit that USDC is designed to have a stable value of one USDC to one U.S. dollar and, in furtherance thereof, through the USDC terms of service, Circle explicitly disclaims any interest or return for USDC Holders for holding USDC. Accordingly, Circle only markets that customers can redeem USDC “‘at the price … paid for it’”9 (i.e., one U.S. dollar). Circle does not “seek to attract investors by the prospect of profits resulting from the efforts of […] promoters or third parties.”10

Circle is staunchly committed to marketing to the public the stable value of USDC (i.e., one USDC equaling one U.S. dollar) because stability of USDC (including the lack of any expectation of profits) is a key feature of USDC—“[u]nless [USDC] has a reliable value and stable price … [USDC Holders] will lose

8 Leonard, 529 F.3d at 88.

9 Forman, 421 U.S. at 854.

10 Id.

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confidence in [USDC].”11 The very utility of USDC depends on USDC’s stable value. Furthermore, Circle’s initiatives are targeted at supporting USDC’s utility as a medium of exchange and means of payment, including through adding USDC on new blockchains, increasing its interoperability across blockchains, and making it easier for customers to mint and redeem USDC for the U.S. dollar by adding global banking partners, and by building software products for developers and enterprises that make it simple and affordable to use USDC as a payment utility. The high utility of USDC as a frictionless means of exchanging value combined with its stable value make USDC a safe medium to provide a reliable means of payment as the digital equivalent of a U.S. dollar.

Moreover, the features of USDC described above validate Circle’s marketing of USDC as a payment stablecoin. No reasonable customer purchases USDC from Circle with the expectation of benefiting from any change in the value of USDC or any return on USDC derived from Circle’s efforts, because (i) the “complementary characteristics of unlimited supply and a fixed sales price” means that secondary market “price appreciation of [USDC] will be highly unlikely, if not practically impossible,”12 (ii) Circle is committed to redeem USDC in unlimited quantities and on a one-for-one basis with the U.S. dollar, so a customer (or another USDC Holder through a customer) is only able to receive back from Circle the same amount as they put in,13 and (iii) USDC ownership does not convey to USDC Holders the right to receive any interest, rewards, or other returns in respect of their holding of USDC.

The only things a USDC Holder reasonably expects from Circle’s efforts are that (i) USDC will remain redeemable by customers on a one-for-one basis with the U.S. dollar, (ii) USDC will retain its stable value of one USDC to one U.S. dollar, and (iii) USDC will be useful as a means of payment. Historical data supports the conclusion that USDC Holders view USDC as the digital equivalent of a U.S. dollar. Specifically, rising interest rates have historically correlated with less USDC in circulation because the opportunity cost of holding fiat currency increases as interest rates rise. USDC Holders are willing to “pay” for this opportunity cost because of the utility USDC provides as a frictionless means of payment—similar to the reason people are willing to hold fiat currency even in a rising or high interest rate environment.

While statements made publicly by Circle relating to USDC may discuss the ability to use USDC for other purposes, including as a digital medium of exchange that can be used to make investments on third-party custodial platforms, and it is possible that customers or other USDC Holders may use USDC as part of a third-party investment scheme that is not operated or controlled by Circle, these use cases just highlight USDC’s function as a payment stablecoin, and are no different than the use of the U.S. dollar or any other fiat currency in traditional investment schemes—which do not render the fiat currency involved in such schemes “securities.” The compliance of any such third-party investment schemes with applicable law is outside of the control of Circle, and in any case not relevant to an analysis of whether USDC is or is not a security. Just as a dollar is not speculative even when it is used for speculative purposes, any such use of USDC would not make USDC itself speculative. Even if any such speculative purposes could somehow make USDC itself speculative, speculative purposes that are “‘incidental and appurtenant’” to a primary consumptive use “[are] not an ‘expectation of profit’ in the sense found necessary in Howey,”14 and the primary use of USDC is consumptive.15 Put differently, the use of the U.S. dollar or one or more other fiat currencies is typically inherent as part of the investment in any given securities transaction, but—similar to USDC—the U.S. dollar and such other fiat currencies are used for consumptive purposes and are not themselves securities, nor do they become securities merely as a result of their usage for speculative purposes.

USDC under Reves

Relevant Legal Framework

11 No Action Letter re: IMVU, Inc., 18 (Nov. 17, 2020), available at http://tinyurl.com/kd7rbus9.

12 No Action Letter re: Pocketful of Quarters, Inc., 7 (July 25, 2019), available at http://tinyurl.com/yystdakz.

13 Forman, 421 U.S. at 854.

14 Id. at 857.

15 Any such speculative purposes “would be incidental to a critical consumptive feature of [USDC], namely, the transferability” of the asset. See No Action Letter re: IMVU, Inc., 18 (Nov. 17, 2020), available at http://tinyurl.com/kd7rbus9.

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Under Reves v. Ernst & Young, an instrument denominated as a note is generally presumed to be a “security,” with such presumption subject to rebuttal.16 Such presumption can be rebutted in one of two ways. First, an issuer may rebut such presumption by demonstrating that the instrument is one of the enumerated categories of commercial/consumer instruments that are not treated as securities under U.S. securities laws.17 Second, assuming that the instrument does not clearly fit into one of such enumerated categories, an issuer may rebut such presumption if the balance of four factors indicates that the instrument bears a strong “family resemblance” to such enumerated categories and is therefore not a security. The four factors considered under Reves to determine whether there is such a resemblance are: (i) the motivations of a reasonable seller and buyer; (ii) the instrument’s “plan of distribution”; (iii) the “reasonable expectations of the investing public”; and (iv) whether other risk-reducing factors exist, making unnecessary the application of the securities laws to protect the public.18

Analysis

A note requires “promise[s] to pay a specific payee a sum certain on a date certain.”19 USDC has no maturity date, and therefore cannot be characterized as a “note” at all.

Even if USDC could somehow be characterized as a “note” despite not having a maturity date, it bears a “family resemblance” to commercial/consumer instruments traditionally excluded from the definition of “security” under Reves.20 These instruments include: (i) notes delivered in consumer financings; (ii) notes secured by a mortgage on a home; (iii) notes relating to a “character” loan to a bank customer; (iv) notes which formalize an open-account indebtedness incurred in the ordinary course of business; (v) short-term notes secured by an assignment of accounts receivables; (vi) short-term notes secured by a lien on a small business or some of its assets; and (vii) notes given in connection with loans by a commercial bank to a business for current operations.21 Even if an instrument is not sufficiently similar to these enumerated commercial/consumer instruments, courts may decide whether another category should be added.22

Under an analysis of the four factors described above, USDC does not resemble an instrument that is a security and so it is not a note constituting a security under Reves.

USDC purchasers are not motivated by investment potential in USDC

An instrument is likely to be a security if it is “expected to generate” a profit, and the money paid is “for the general use of a business enterprise or to finance substantial investments.”23 Neither of these circumstances exist for USDC. As discussed in greater detail in the Howey analysis above, USDC Holders have no reasonable expectation of profits from USDC. USDC does not entitle USDC Holders to interest payments or other returns from Circle in respect of their holding of USDC. USDC does not represent anything other than a right to redeem with Circle on a one-for-one basis with the U.S. dollar, without any premium or discount and without any maturity. If anything, USDC Holders arguably stand to lose incremental value over time due to ordinary inflation, just like holders of U.S. dollars or other inflationary fiat currencies. USDC Holders do not use USDC for profit because there is no profit to be had. Rather, USDC Holders use USDC for its utility as a frictionless form of payment, which depends on its stable value.

Furthermore, not a single dollar paid for USDC has been used for Circle’s general use or to finance any investments that could potentially generate profit for USDC Holders in respect of their USDC holdings—the U.S. dollars provided to Circle when minting USDC are kept in segregated accounts, separate from

16 494 U.S. 56, 67 (1990).

17 Id.

18 Id. at 66–67.

19 SEC v. Bennett, 889 F. Supp. 804, 808 n.3 (E.D. Pa. 1995); see Black’s Law Dictionary (11th ed. 2019) (defining “note”)

20 Reves, 494 U.S. at 67.

21 Id. at 65 (citing Exch. Nat’l Bank of Chi. v. Touche Ross & Co., 544 F.2d 1126, 1138 (2d Cir. 1976)).

22 Id. at 65–66.

23 Id. at 66.

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Circle’s own corporate treasury. The funds constitute USDC Reserves and are used only for redemption of USDC in circulation.

While customers or other USDC Holders may use USDC in third-party schemes providing investment potential, as discussed above, any investment motives of customers or other USDC Holders in such scenarios would be investment potential in such scheme, not investment potential in USDC. USDC’s key purpose and utility, and the motivation of USDC Holders in obtaining USDC, is USDC’s stable value and use as a frictionless form of payment.

The plan of distribution for USDC does not resemble plans of distributions for securities

As discussed in greater detail above, Circle does not market USDC to the public as part of any investment scheme paying USDC Holders any interest, rewards, or other returns in respect of their holding of USDC. In fact, Circle explicitly disclaims any interest or return for USDC Holders for holding USDC. An instrument can resemble a security when its plan of distribution indicates that the instrument is used for “common trading for speculation or investment,”24 which means that the instrument is widely offered to the public as a profit-making opportunity.25 This is not the case for USDC.

While USDC is widely offered and may be purchased and sold on digital asset exchanges, this broad availability is consistent with traditional fiat currencies which are also used to settle transactions on digital asset exchanges. In other words, USDC is distributed in a manner to ensure that it is held, traded, and used for payments and as the digital equivalent of a U.S. dollar.

However, as discussed in greater detail in the Howey analysis above, Circle does not offer USDC to the public as a profit-making opportunity. Moreover, USDC is always issuable on a one-for-one basis with the U.S. dollar (with no pricing or price discovery processes inherent in the plan of distribution for a security) and the marketing efforts of Circle relating to USDC focus on the stable value and the use of USDC for the frictionless exchange of value (and not any potential for income or other returns based on the terms of the instrument or the performance of the instrument’s issuer, as would be the case in a plan of distribution for a security). Similarly, there are no underwriters and no marketing by Circle to suggest USDC is a security.

The public does not have a reasonable expectation that USDC is a security

An instrument can resemble a security if a reasonable member of the public expects it is a security, as characterized in public marketing.26 This expectation cannot reasonably exist for USDC.

As discussed in greater detail in the Howey analysis above, any reasonable purchaser of USDC would understand that USDC is the digital equivalent of a U.S. dollar that provides a stable store of value; it does not function as an investment. Circle does not market USDC to the public as part of any investment scheme paying USDC Holders any interest, rewards, or other returns in respect of their holding of USDC. In fact, Circle explicitly disclaims any interest or return for USDC Holders for holding USDC. Because USDC does not function as an investment, and Circle’s marketing to the public does not characterize USDC as an investment, there can be no reasonable expectation on the part of USDC Holders that USDC is an investment, regardless of what customers or other USDC Holders may use USDC for with respect to any third-party schemes providing for investment potential, as discussed above.

There are risk-reducing considerations that make the application of U.S. securities laws unnecessary, such as the presence of other regulatory regimes

24 Id. at 66; see also SEC v. C.M. Joiner Leasing Corp., 320 U.S. 344, 351 (1943).

25 See Reves, 494 U.S. at 67–70 (finding that an instrument was a security where it was widely offered as a profit-making opportunity).

26 Reves, 494 U.S. at 66–67, 69.

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An instrument is less likely to resemble a security if there exists “another regulatory scheme” that “significantly reduces the risk of the instrument” which may “render[] application of the Securities Acts” unnecessary.27

The core business of Circle—the issuance of USDC by Circle and the holding of reserves in respect of USDC—is regulated on a state-by-state and federal level as money transmission and stored value issuance activities. Those regulations include licensing and registration requirements in the vast majority of U.S. states and at the federal level. Circle holds licenses to conduct money transmission activity locally in 46 states, as well as in the District of Columbia and Puerto Rico, where such licenses are required. In addition, Circle holds a BitLicense with the NYDFS and a Virtual Currency License from the Louisiana Office of Financial Institutions. Circle is also registered nationally with the U.S. Department of the Treasury’s Financial Crimes Enforcement Network as a Money Services Business. These licenses and registrations subject Circle to, among other things, reserve requirements, recordkeeping and reporting requirements; capital and bonding requirements; obligations to develop, implement, and maintain risk-based AML and countering the financing of terrorism programs; customer due diligence requirements; limitations on the investment of customer funds, including strict fiduciary obligations; and examination by state and federal regulatory agencies.

As of December 31, 2023, Circle held approximately 90% of its USDC Reserves in the Circle Reserve Fund, an SEC-registered Rule 2a-7 government money market fund that is directly subject to SEC oversight. The Circle Reserve Fund is issued by BlackRock. The assets within the Circle Reserve Fund are held in the custody of BNY Mellon. The remaining portion of the USDC Reserves (typically 10-15%) are held as cash primarily with reserve banking partners designated by the Financial Stability Board as GSIBs. A small fraction of the USDC Reserves typically are held as cash within several additional regulated financial institutions.

In addition, the Commodity Future Trading Commission (“CFTC”) has asserted that USDC is a “commodity” and that swaps referencing USDC are derivatives,28 which would place USDC and derivatives referencing USDC within the CFTC’s authority.29 Moreover, there are a number of proposals under consideration intended to clarify the regulatory status of payment stablecoins. Legislators have increasingly coalesced around the Clarity for Payment Stablecoins Act, which, if passed, would not alter the current reach of U.S. securities laws, but instead simply “clarif[y] that payment stablecoins are not securities.”30

The extensive regulatory regime to which Circle and USDC are subject, combined with the fact that USDC is backed by full reserves at all times, makes the application of the U.S. securities laws unnecessary.

Conclusion

USDC is not a security when offered and sold on the basis described in this response letter because the features of USDC, the structure of the USDC Reserves, and Circle’s marketing of USDC to the public are such that USDC Holders have no reasonable expectation of profits from USDC from Circle’s efforts and no reasonable expectation that USDC is a security. In particular, (i) USDC is designed to promote a stable value (i.e., one USDC equaling one U.S. dollar) and to protect USDC Holders from risk of loss, (ii) USDC ownership does not convey to USDC Holders any interest, rewards, or other returns to USDC Holders in respect of their holding of USDC, (iii) USDC is fully backed by highly liquid price stable cash and cash equivalents, held in segregated accounts at institutions with minimal credit risks, (iv) Circle (and not USDC Holders) bears responsibility for any credit risks, however unlikely, arising from the USDC

27 Id. at 67.

28 See Complaint at 2, 9 CFTC v. Ehrlich, Civil Action No. 1:23-cv- 08962 (stating that USDC is a “digital asset commodit[y]”); 7 U.S.C. § 1a(9).

29 See 7 U.S.C. § 9(1) (prohibiting fraud in sale of any commodity in interstate commerce); 17 C.F.R. § 180.1 (adopting regulation to prohibit fraud in sale of commodities); 17 C.F.R. § 180.2 (adopting regulation to prohibit price manipulation of commodities); 7 U.S.C. § 2(a) (establishing the jurisdiction of the CFTC).

30 Clarity for Payment Stablecoins Act § 13.

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Reserves, and (v) Circle does not market USDC to the public as part of any “interest,” “rewards,” or “yield” program paying USDC Holders any interest, rewards, or other returns in respect of their holding of USDC.31

2.	Please provide a detailed legal analysis regarding whether the Company and its subsidiaries are or hold themselves out as being engaged primarily in the business of investing or trading in securities, as described in Section 3(a)(1)(A) of the Investment Company Act of 1940 (“Investment Company Act”). In your response, please (i) discuss the Company’s investments in securities as reflected on the company’s balance sheet, including any securities recorded as “cash equivalents,” (ii) discuss the Company’s business of holding and trading stablecoins, including an analysis of their status as investment securities, and (iii) address, in detail, each of the factors outlined in Tonapah Mining Company of Nevada, 26 SEC 426 (1947).

Response: The Company has set forth below its legal analysis regarding whether the Company and its subsidiaries are or hold themselves out as being engaged primarily in the business of investing or trading in securities, as described in Section 3(a)(1)(A) of the Investment Company Act.32

The Company, together with its subsidiaries, is not and does not hold itself out as being engaged primarily, and does not propose to engage primarily, in the business of investing, reinvesting, or trading in securities within the meaning of Section 3(a)(1)(A) of the Investment Company Act. The Company holds itself out and operates as a company primarily engaged in the business of developing and operating the market infrastructure for stablecoins, and blockchain applications more generally, that enable end-users to store value and conduct financial transactions with respect to digital currency-related transactions.

The Investment Company Act does not define what it means to be “primarily engaged” in the business of investing, reinvesting, or trading in securities, but over the years the Commission and the courts developed a five-factor test to determine a company’s primary engagement.33 Under Tonopah Mining, being “primarily engaged” in a business or businesses other than that of investing, reinvesting, owning, holding, or trading in securities was interpreted under the Investment Company Act to depend on a facts and circumstances review, including the following principal factors: (1) an issuer’s historical development, (2) its public representations of policy, (3) the activities of its officers and directors, (4) the nature of its present assets, and (5) the sources of its present income. Any one factor is not determinative, and as interpreted by the courts, the overarching objective of the Tonopah Mining analysis is to determine whether reasonable investors would view an issuer “as an operating company rather than a competitor with a closed-end mutual fund.”34 Although the Commission and its Staff have from time to time indicated that the nature of a company’s assets and the sources of its income are the two most important factors, in National Presto the court stated that the nature of a company’s assets is not the most important of these factors; rather, what is most important is whether the company’s “portfolio and activities [will] lead investors to treat a firm as an investment vehicle or as an operating enterprise.”35

Applying such factors to the Company and its subsidiaries, as discussed below, it is clear that the Company, together with its subsidiaries, is primarily engaged in the business of developing and operating the market infrastructure for stablecoins, and providing related services to facilitate customer transactions in stablecoins, and not in the business of investing, reinvesting, or trading in securities:

1.	The Company’s History. The Company began its operations in 2013. Since beginning operations, the Company has been building fundamental technology for payments and banking in the age of

31 Should the Company in the future offer investment contracts involving USDC, the Company acknowledges its responsibility to comply with U.S. federal and other relevant securities laws.

32 All figures provided in our response to the Staff’s comment #2 are presented in thousands.

33 See In re Tonopah Mining Co., 26 S.E.C. 426 (July 21, 1947); and SEC v. National Presto Industries, Inc., 486 F.3d 305 (7th Cir. May 15, 2007).

34 National Presto, 486 F.3d 305 at 315 (7th Cir. 2007).

35 Id.

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digital assets and the internet. In 2018, the Company launched USDC, a U.S. dollar-denominated stablecoin. In 2022, the Company launched EURC, a euro-denominated stablecoin, utilizing the same underlying infrastructure as USDC. Since its formation, the Company has continued to focus on building and promoting a suite of products that foster the expansion of its stablecoin usage across blockchain networks and that streamline the end-user experience with stablecoin transactions. Such products include, among other things, easy-to-use, cloud-based tools that simplify the underlying technology for developers (whether at startups or within major institutions), and that make it easier for them to build, deploy, and operate innovative applications, with strong out-of-the-box features for using the Company’s stablecoin network. The Company operates the blockchain infrastructure for stablecoins, including open-source software, deployed smart contract protocols, and related network services that are intended to simplify the usage of stablecoins and help make using stablecoins safe, efficient, and reliable. For example, the Company builds, maintains, and deploys a family of smart contracts that provide a protocol for applications to easily store and transfer stablecoins. The Company also launched its Cross-Chain Transfer Protocol (“CCTP”) in April 2023, which allows end-users to safely and cost-efficiently transfer USDC from one blockchain to another, and is a crucial building block for application developers to promote the usage of stablecoins interoperably no matter with what blockchain an application or end-user is interacting. To foster and grow the stablecoin network, the Company also focused on developing products and services aimed at helping developers and enterprises to build, deploy, and operate end-user applications on blockchain networks. To this end, the Company offers a suite of products under its Web3 Services application platform, which helps developers, internet-enabled businesses, and financial institutions to more easily integrate the usage of stablecoins as a means of payment and settlement within consumer internet, e-commerce, and finance applications.

Historically, the Company and its subsidiaries maintained significant amounts of cash and cash equivalents in segregated accounts for the exclusive benefit of stablecoin holders for the purpose of backing the Company’s issuance and redemption activity in respect of its stablecoins. The Company segregates such assets in order to satisfy the Company’s obligations under applicable regulatory requirements and commercial laws. Historically and currently, substantially all of such segregated assets are held as cash in bank demand deposits, shares of the Circle Reserve Fund (a registered money market fund subject to the requirements of Rule 2a-7 under the Investment Company Act), and/or U.S. government securities, except for a period of several months during fiscal year 2021 when a significant amount of such assets were also held in other forms of cash equivalents such as certificates of deposits and commercial paper. The Company has since disposed of such instruments and for all periods since September 30, 2021, such segregated assets have only been held as cash in bank demand deposits, shares of the Circle Reserve Fund, and/or U.S. government securities, which the Company treats as Neutral Assets (as defined below) for purposes of the analysis under section 3(a)(1)(C) of the Investment Company Act. 36

The Company has also invested in private companies involved in the digital asset ecosystem from time to time, which serves several strategic purposes, including supporting the digital asset ecosystem for payments, commerce, and financial applications, thereby potentially expanding the markets for the Company’s business, gaining greater knowledge of early stage activity across the digital asset ecosystem, and also broadening the Company’s access to potential strategic acquisition or partnership opportunities. As further discussed below, the amount of the Company’s strategic investments is not significant enough to cause the Company to be deemed an investment company under Section 3(a)(1)(C). As of December 31, 2023, the Company’s total assets on a consolidated basis with its wholly-owned subsidiaries, exclusive of Neutral Assets,

36 Please see our response to the Staff’s comment #3 below, which discusses in greater detail the Company’s “cash equivalents,” as requested in subparagraph (i) of the Staff’s comment #2 above.

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amounted to approximately $657,599, of which the Company’s strategic investments amounted to approximately $75,874 or 12%.

In connection with its primary business of developing and operating the market infrastructure for stablecoins, the Company regularly mints and redeems stablecoins as part of the issuance and redemption process, safeguards on behalf of its customers stablecoins that are solely beneficially owned by such customers, and engages in a nominal amount of lending and borrowing in stablecoins.37 As such, to address subparagraph (ii) of the Staff’s comment #2 above, the Company may be considered to be holding and trading stablecoins in the ordinary course of operating its primary business. However, as discussed in our response to the Staff’s comment #1 above, payment stablecoins are not “securities” for purposes of the U.S. securities laws (and therefore, are not “investment securities” under the Investment Company Act)38 and thus, the Company’s activities with respect to holding and trading in stablecoins does not constitute investing, reinvesting, or trading in “securities” within the meaning of Section 3(a)(1)(A). Furthermore, the Company’s activities with respect to holding and trading in stablecoins are incidental to and in furtherance of the Company’s primary operating business (i.e., not for proprietary trading purposes) which, under the Tonopah Mining factors as discussed herein, is the business of operating the market infrastructure for stablecoins and providing services to facilitate customer transactions in stablecoins, and not the business of investing, reinvesting, or trading in securities within the meaning of Section 3(a)(1)(A).

As demonstrated above, the Company’s historical development has been marked by significant development of its business of providing the market infrastructure for its stablecoins and related services, and has not focused on investing, reinvesting, or trading in securities.

2.	The Way the Company Presents Itself to the Public. The Company presents itself to the public solely as an operating company engaged in the business of helping businesses and financial institutions use digital assets for payments, commerce, and finance applications. That is how the Company’s websites and other public facing materials universally depict its operations. The Company does not believe that its disclosures in any way suggest that trading and investing in securities is a primary Company activity. For example, the Company’s website and press releases typically refer to the Company as “a global financial technology firm” whose “transactional services, business accounts, and open and programmable platform APIs are giving rise to a new generation of financial services and commerce applications.” The Company has consistently emphasized its operating results from its ongoing operations in the business of developing and operating the market infrastructure for its stablecoins, and has never emphasized either its investment income or the possibility of significant appreciation from its cash management activities or strategic investments, as a material factor in its business or future growth. As such, prospective investors generally focus on the Company’s ability to continue to develop and monetize usage of its market infrastructure for stablecoins, and not its cash management activities or strategic investments, as the primary driver of the Company’s value.

3.	The Activities of the Company’s Officers and Directors. As of March 31, 2024, the Company had 870 employees. None of its employees is devoted full-time to managing the Company’s investment securities. Only four employees spend part of their time managing the Company’s strategic investments as discussed above (which are primarily investments in technologies and services in furtherance of the Company’s primary operating business), and five employees spend part of their time managing the Company’s treasury activities, including managing Neutral Assets

37 As noted in our response to the Staff’s comment #3 below, stablecoin receivables attributable to loan receivables on the Company’s consolidated balance sheets as of December 31, 2023, amounted to approximately $22,559 or 3% of the Company’s total consolidated assets, exclusive of Neutral Assets (as defined below).

38 Under Section 3(a)(2) of the Investment Company Act, “investment securities” includes “all securities except (A) Government securities, (B) securities issued by employees’ securities companies, and (C) securities issued by majority-owned subsidiaries of the owner which (i) are not investment companies, and (ii) are not relying on the exception from the definition of investment company in paragraph (1) or (7) of subsection (c).” (emphasis added)

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that back its stablecoins. As such, this factor demonstrates that the Company is primarily engaged in the business of operating the market infrastructure for stablecoins and providing related services, and not in the business of investing, reinvesting, or trading in securities.

4.	The Nature of the Company’s Present Assets. In terms of the assets factor, as discussed in greater detail in our response to the Staff’s comment #3 below, the Company is not an investment company under the assets and income tests under Rule 3a-1 under the Investment Company Act. Thus, the composition of the Company’s assets also demonstrates that it is not primarily engaged in the business of investing, reinvesting, or trading in securities. On the Company’s consolidated balance sheets dated as of December 31, 2023, the only “securities” for purposes of the Rule 3a-1 assets test (i.e., securities that are not excluded under Rule 3a-1(a)) (“Relevant Securities”) were: (a) approximately $22,559 of stablecoins receivables, which consists of loan receivables in stablecoins, (b) approximately $75,874 of investments, which consists of the Company’s strategic investments, and (c) approximately $3,536 of digital assets, which consists of the Company’s digital asset holdings other than Bitcoin and Ethereum.[39] The value of such Relevant Securities as of December 31, 2023 amounted to approximately $101,969 or 16% of the Company’s total assets on a consolidated basis with its wholly-owned subsidiaries, exclusive of Neutral Assets, which amounted to approximately $657,599.[40] The remaining assets on the Company’s consolidated balance sheets, other than Neutral Assets, consist primarily of: accounts receivables (e.g., for goods sold or services rendered), prepaid expenses, fixed assets, goodwill, and intangible assets that are not securities.

Regarding the assets the Company treats as Neutral Assets for purposes of the Rule 3a-1 assets and income tests, as discussed in greater detail in our response to the Staff’s comment #3 below, such Neutral Assets consist of: (a) cash in demand deposits with banks, (b) shares of the Circle Reserve Fund, a registered investment company that holds itself out as a money market fund, seeks to maintain a stable NAV of $1.00 per share, and satisfies the requirements of Rule 2a-7 under the Investment Company Act (a “Rule 2a-7 Fund”), (c) U.S. Treasury securities, and (d) the offsetting asset recorded as “assets related to safeguarding obligations” on the Company’s balance sheets in accordance with Staff Accounting Bulletin No. 121 (“SAB 121”). The majority of the Company’s consolidated assets consists of cash and shares of the Circle Reserve Fund, which constituted over 90% of the Company’s total consolidated assets as of December 31, 2023. The Staff has clearly stated that shares of Rule 2a-7 Funds such as the Circle Reserve Fund are categorized as “cash items” for purposes of Rule 3a-1 assets and income tests, and are not Relevant Securities.41 As such, the Company clearly satisfies the assets test under Rule 3a-1.

With respect to Section 3(a)(1)(A), we note that in the Wilkie Farr no-action letter, the Staff also cautioned that an issuer with a very large percentage of its total assets in shares of Rule 2a-7 Funds, even if such issuer satisfies the Rule 3a-1 assets and income tests, “nevertheless may be an investment company under section 3(a)(1)(A) of the Investment Company Act if its primary business is investing, reinvesting, or trading in shares of money market funds (or in shares of money market funds and other securities), or if it holds itself out as being primarily engaged in such a business.”42 In the Company’s case, given the Company’s public representations and how it is viewed by prospective investors as discussed above, the Company clearly holds itself out as

39 For purposes of the Investment Company Act analysis, the Company does not treat Bitcoin or Ethereum as investment securities. See, e.g., William Hinman, Director, Division of Corporation Finance, SEC, Remarks at the Yahoo Finance All Markets Summit: Digital Asset Transactions: When Howey Met Gary (Plastic) (Jun. 14, 2018), available at https://www.sec.gov/news/speech/speech-hinman-061418.

40 Please see our response to the Staff’s comment #3 below, which discusses in greater detail the Company’s assets reflected on the Company’s balance sheets, including those recorded as “cash equivalents,” as requested in subparagraph (i) of the Staff’s comment #2 above, and those treated as Neutral Assets for purposes of the Rule 3a-1 assets and income tests.

41 The Staff has taken the position that shares of registered investment companies that hold themselves out as money market funds, seek to maintain a stable NAV of $1.00 per share and satisfy the requirements of Rule 2a-7 may be treated as cash items for purposes of the Rule 3a-1 assets and income tests. Willkie, Farr & Gallagher, SEC No-Action Letter (Oct. 23, 2000).

42 Id.

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being in the primary business of operating the market infrastructure for stablecoins, and not in investing, reinvesting, or trading in shares of the Circle Reserve Fund or other money market funds or securities. In addition, the Company holds shares of the Circle Reserve Fund and other cash items as liquid reserves to back its stablecoins (e.g., to support redemptions) to the extent necessary to operate its primary business, and not for investment purposes. As noted above, in determining an issuer’s primary business under the Tonopah Mining analysis, any one factor is not determinative, and as interpreted by the courts, the overarching objective of the Tonopah Mining analysis is to determine whether reasonable investors would view an issuer “as an operating company rather than a competitor with a closed-end mutual fund.”43

No reasonable investor would invest in the Company simply to gain exposure to the Company’s holdings in the Circle Reserve Fund when such investor could invest directly in a comparable Rule 2a-7 Fund. Indeed, as noted above, in interpreting the Tonopah Mining factors, the court in National Presto stated that the nature of a company’s assets is not the most important of the five factors.44 In that case, National Presto Industries was primarily engaged in the business of selling consumer products, but held significant amounts of financial instruments that at times constituted as much as 92% of its total assets. Unlike the Company, National Presto Industries did not appear to have heavy cash needs for its operating business, and invested in financial instruments that, unlike Rule 2a-7 Funds, are clearly securities, such as municipal bonds and variable-rate demand notes that the court acknowledged involved the kind of risks investors typically take when investing in stocks or bonds. Nonetheless, the court determined that based on the other Tonopah Mining factors, such as investors’ perception of National Presto Industries as an operating enterprise, and its strong income from the sale of its products, National Presto Industries was primarily engaged in an operating business and was not an investment company. Similarly, in light of the Company’s public representations and how it is viewed by prospective investors as well as the other Tonopah Mining factors discussed above, the Company’s holdings of Circle Reserve Fund shares for the purpose of backing its stablecoins would not change a reasonable investor’s perception of the Company as one primarily engaged in the business of operating the market infrastructure for stablecoins.45 Thus, although the Company holds a large percentage of its assets in shares of the Circle Reserve Fund, it is not an investment company under Section 3(a)(1)(A) because its primary business is not investing, reinvesting, or trading in shares of money market funds or other securities, and it does not hold itself out as such, which is consistent with the Staff’s view in the Wilkie Farr no-action letter.

5.	The Source of the Company’s Present Income. In terms of the income factor, as discussed in greater detail in our response to the Staff’s comment #3 below, the Company is not an investment company under the assets and income tests under Rule 3a-1 under the Investment Company Act. Thus, the sources of the Company’s present income also demonstrates that it is not primarily engaged in the business of investing, reinvesting, or trading in securities.

The Company’s total net income after taxes for the four fiscal quarters ended December 31, 2023 amounted to approximately $267,562 on a consolidated basis with its wholly-owned subsidiaries. For the four fiscal quarters ended December 31, 2023, the Company’s only income and expense

43 National Presto, 486 F.3d 305 at 315 (7th Cir. 2007).

44 Id. at 314 (rejecting the assertion that the composition of a company’s assets is the “most important” of these five considerations and observing that the Tonopah Mining analysis of a company’s primary business under Section 3(b)(1) “has to be about considerations other than assets (or at least in addition to assets).”)

45 See also Moses v. Black, No. 78 Civ. 1913, 1981 U.S. Dist. LEXIS10870 (S.D.N.Y. Feb. 3, 1981), in which the court found that since the issuer, Chock Full O’Nuts Corporation (“Chock”), was not perceived as an investment company-type entity but was well known as a restaurant chain with significant operations, it was not an investment company, despite the fact that approximately 60% of its assets were investment securities. The Moses court noted: “As the evidence overwhelmingly indicates, Chock had, from its inception, followed a course of development in the retail food and restaurant business. It is well-known as a fast food chain, certainly in those metropolitan areas where its restaurants are located, by virtue of its distinctive and prominent restaurant facades, identical food selections in all locations and unique menu logo. There is no evidence before the court which would indicate that historically or in the statements of policy appearing in annual reports and public filings, Chock either considered itself or was known to the public as anything but primarily a fast food operation, with subsidiaries that have developed to sell certain of the popular products in retail food stores.” 1981 U.S. Dist. LEXIS 10870, at *16.

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items potentially attributable to Relevant Securities for such period were: $11,966 of gains from digital assets other than Bitcoin or Ethereum and $20,159 of other income. Together, such income and expense potentially derived from Relevant Securities amounted to approximately $32,125 or 12% of the Company’s total net income after taxes for that period, on a consolidated basis with its wholly-owned subsidiaries.

A substantial majority of the Company’s consolidated net income for the four fiscal quarters ended December 31, 2023 consisted of “reserve income” derived from the Company’s Neutral Assets (i.e., dividend income attributable to the Company’s holdings in shares of the Circle Reserve Fund, and interest income from cash in bank demand deposits and U.S. government securities). As we noted above, the Staff has cautioned that an issuer with a very large percentage of its total assets in Rule 2a-7 Fund shares, even if such issuer satisfies the Rule 3a-1 assets and income tests because Rule 2a-7 Fund shares are treated as Neutral Assets, “nevertheless may be an investment company under section 3(a)(1)(A) of the Investment Company Act if its primary business is investing, reinvesting, or trading in shares of money market funds (or in shares of money market funds and other securities), or if it holds itself out as being primarily engaged in such a business.”46 In the Company’s case, given the Company’s public representations and how it is viewed by prospective investors as discussed above, the Company clearly holds itself out as being in the primary business of operating the market infrastructure for stablecoins, and not in investing, reinvesting, or trading in shares of the Circle Reserve Fund or other money market funds or securities. In addition, the Company’s reserve income is derived entirely from Neutral Assets that are necessary for the operation of the Company’s primary business, as the Company needs to hold such Neutral Assets as liquid reserves to back its stablecoins. As such the Company holds such Neutral Assets (and resulting income) in furtherance of its primary operating business, and not for investment purposes. The Company also had significant distribution and transaction costs related to stablecoin distribution and marketing, and other costs and expenses related to conducting the Company’s primary operating business, amounting to approximately $1,216,060 for such period. As such, it is clear that the Company’s day-to-day activities are dominated by its primary engagement in operating the marketing infrastructure for stablecoin and providing related services, and not investing in shares of the Circle Reserve Fund or other money market funds or securities.

In addition, unlike Tonopah Mining, whose only source of income consisted of “interest, dividends and profits on the sale of securities . . . [with] nothing to indicate that the situation will be changed substantially in the foreseeable future,”47 the Company continues to develop its suite of products and services to create additional ways for the Company to monetize the usage of its infrastructure for stablecoins, including fees based on the number of active wallets, the number of API calls into the Company’s smart contract platform, and the amount of fees paid using the Company’s Gas Station service. Such new fees are expected to provide an important potential long-term source of revenue for the Company going forward. Thus, the fact that a large portion of the Company’s consolidated net income for the past four fiscal quarters combined was attributable to Neutral Assets would not change a reasonable investor’s perception of the Company as one primarily engaged in operating the market infrastructure for stablecoins and providing related services. As such, the Company is not an investment company under Section 3(a)(1)(A) because its primary business is not investing, reinvesting, or trading in shares of money market funds or other securities, and it does not hold itself out as such, which is consistent with the Staff’s view in the Wilkie Farr no-action letter.

Based on the foregoing, the Tonopah Mining analysis leads to no conclusion other than that the Company, together with its subsidiaries, is primarily engaged in the business of operating the market infrastructure for its stablecoins and providing related services, and not in the business of investing, reinvesting, or trading in securities. The Company believes that its operating business is reasonably

46 Willkie, Farr & Gallagher, SEC No-Action Letter (Oct. 23, 2000).

47 In re Tonopah Mining Co., 26 S.E.C. 426 (July 21, 1947).

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viewed by investors as providing market infrastructure for its stablecoins and related services, and that reasonable investors would base their decision to invest in the Company upon these commercial activities. Indeed, the valuation of the Company’s stock by an independent valuation firm engaged by the Company for IRC 409A purposes compared the Company’s multiples to other operating companies in the industry, such as fintech companies and payment services companies. Thus, the Company does not believe that reasonable investors would purchase shares of the Company for indirect exposure to income generated from the Company’s holdings in cash, the Circle Reserve Fund and U.S. government securities. If a reasonable investor were primarily seeking returns from such holdings, it could do so more directly and efficiently by purchasing such instruments directly or through a money market fund or other investment vehicle expressly designed and marketed for this purpose. Thus, based on the foregoing, the Company is not an investment company under Section 3(a)(1)(A) of the Investment Company Act.

3.	Please provide a detailed legal analysis regarding whether the Company or any of its subsidiaries meet the definition of an “investment company” under Section 3(a)(1)(C) of the Investment Company Act. In your response, please include all relevant calculations under Section 3(a)(1)(C), identifying each constituent part of the numerators and denominators, with values as of your most recent fiscal quarter ended. Please also (i) specifically describe the types of assets recorded as “cash equivalents” on your balance sheet, (ii) specifically describe the assets included within “assets related to safeguarding obligations” on your balance sheet, if any, and (iii) describe and discuss these assets’ proposed treatment for purposes of section 3(a)(1)(C), as well as any other substantive determinations and/or characterizations of assets that are material to your calculations.

Response: The Company has set forth below its legal analysis regarding whether the Company and its subsidiaries meet the definition of an “investment company” under Section 3(a)(1)(C) of the Investment Company Act.

Section 3(a)(1)(C) Analysis -- The Company

As demonstrated below,48 the Company satisfies the elements of Rule 3a-1 under the Investment Company Act and therefore is deemed not to be an investment company under Section 3(a)(1)(C) of the Investment Company Act.

Rule 3a-1 under the Investment Company Act generally provides that an entity will be deemed not to be an investment company notwithstanding Section 3(a)(1)(C) of the Investment Company Act if: (a) consolidating the entity’s wholly-owned subsidiaries, no more than 45% of the value of its assets (exclusive of cash items and U.S. government securities) consists of, and no more than 45% of its net income after taxes (for the past four fiscal quarters combined) is derived from, securities other than U.S. government securities, securities issued by employees’ securities companies, securities issued by qualifying majority-owned subsidiaries of such entity and securities issued by qualifying companies that are controlled primarily by such entity, (b) it is not and does not hold itself out as being engaged primarily, and does not propose to engage primarily, in the business of investing, reinvesting, or trading securities, (c) it is not engaged and does not propose to engage in the business of issuing face-amount certificates of the installment type, and has not engaged in such business or have any such certificate outstanding, and (d) it is not a special situation investment company.

(a) Assets and Income Test. As of December 31, 2023, the Company’s assets, consolidated with its wholly-owned subsidiaries, consisted of the assets listed below with the following approximate values. Please see the discussion that follows for an explanation of the Company’s treatment of “cash equivalents” and “assets related to safeguarding obligations” as Neutral Assets for purposes of Rule 3a-1:

48 All figures provided in our response to the Staff’s comment #3 are presented in thousands.

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o	Treated as Neutral Assets:

Cash and cash equivalents (i.e., cash in bank demand deposits)	$368,623
Restricted cash (i.e., cash in bank demand deposits)	$3,575
Cash and cash equivalents segregated for corporate held stablecoins (i.e., cash in bank demand deposits and shares of Circle Reserve Fund)	$275,809
Cash and cash equivalents segregated for the benefit of stablecoin holders (i.e., cash in bank demand deposits and shares of Circle Reserve Fund)	$24,346,152
Available-for-sale debt securities, current (i.e., U.S. Treasury securities)	$152,183
Available-for-sale debt securities, non-current (i.e., U.S. Treasury securities)	$87,940
Receivables derived from Neutral Assets	$104,715
Assets related to safeguarding obligations	$524,160

o	Treated as operating assets:

Accounts receivables (i.e., trade receivables)	$1,940
Prepaid expenses and income tax receivables	$41,930
Fixed assets	$2,619
Goodwill	$169,544
Intangible assets that are not securities	$327,381
Other noncurrent assets that are not securities Digital asset holdings in Bitcoin and Ethereum	$4,400 $7,803
Deferred tax assets	$13

o	Treated as Relevant Securities (as defined in our response to comment #2 above):

Stablecoins receivables (i.e., loan receivables)	$22,559
Investments (i.e., strategic investments)	$75,874
Digital assets that are not Bitcoin or Ethereum	$3,536

Total Assets (exclusive of Neutral Assets)	$657,599

On a consolidated basis with its wholly owned subsidiaries, as of December 31, 2023, the value of the Company’s Relevant Securities listed above amounted to approximately $101,969 or 16% of the value of the Company’s total assets (exclusive of Neutral Assets). As such, less than 45% of the Company’s total assets (exclusive of Neutral Assets) was attributable to Relevant Securities.

For purposes of the Rule 3a-1 assets test, the Company excluded certain assets (“Neutral Assets”) from the value of total consolidated assets used in the denominator of the calculation, and the value of Relevant Securities used in the numerator of such calculation, as discussed below:

•	The Company treats as Neutral Assets all of the amounts recorded on its consolidated balance sheets as “cash and cash equivalents,” “cash and cash equivalents segregated for corporate held stablecoins,” “cash and cash equivalents segregated for the benefit of stablecoin holders,” and “restricted cash” because such items are held entirely in cash in demand deposits with banks and shares of the Circle Reserve Fund, a Rule 2a-7 Fund.

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The Commission and/or Staff have stated that cash in bank demand deposits49 and shares of Rule 2a-7 Funds50 are categorized as “cash items” for purposes of Rule 3a-1 assets and income tests, and thus are excluded from the total assets value used in the denominator of the assets test calculation in accordance with Rule 3a-1(a). Although Rule 3a-1(a) does not expressly exclude “cash items” from the value of Relevant Securities to be used in the numerator of such calculation, the Staff has stated that it was not necessary to include an explicit exclusion for “cash items” in the language of Rule 3a-1(a) because at the time Rule 3a-1 was adopted, the Commission did not contemplate securities as “cash items.”51 In the case of Rule 2a-7 Fund shares, which are securities, the Staff has explicitly stated that such shares may be excluded from the value of Relevant Securities used in the numerator of the Rule 3a-1 assets test calculation.52 Therefore, based on such guidance, the Company has excluded cash in demand deposits with banks and shares of the Circle Reserve Fund from the numerator and denominator of the Rule 3a-1 assets test calculation.

•	The Company treats as Neutral Assets all of the amounts recorded on its consolidated balance sheets as “available-for-sale debt securities” because such item consists entirely of instruments that are “Government securities” for purposes of Rule 3a-1, i.e., U.S. Treasury obligations. The Company treats such “Government securities” as Neutral Assets in accordance with Rule 3a-1(a), which expressly excludes “Government securities” from the value of total consolidated assets used in the denominator of the Rule 3a-1 assets test calculation, and from the value of Relevant Securities used in the numerator of such calculation.

•	The Company also treats as Neutral Assets the entire amount of “assets related to safeguarding obligations,” which the Company is required to record as an asset on its balance sheets under SAB 121. Due to the unique risks and uncertainties involved in safeguarding digital assets, the Staff issued SAB 121 to require companies, like the Company, that have an obligation to safeguard digital assets held for platform users (including by maintaining the cryptographic key information necessary to access such digital assets) to record a liability on their balance sheets to reflect such safeguarding obligation, as well as a corresponding asset to offset such liability. The Staff noted that the offsetting asset required to be recorded for accounting purposes under SAB 121 “is separate and distinct from the crypto-asset itself that has been transferred to and then held for the platform user.”[53] Thus, although the Company’s “assets related to safeguarding obligations” under SAB 121 are in respect of digital assets being held for the Company’s customers, they are “separate and distinct” from such underlying digital assets, and therefore their characterization for Rule 3a-1 purposes does not depend on the characterization of such underlying digital assets (e.g., as operating assets in the case of Bitcoin and Ethereum, or as Relevant Securities in the case of other digital assets). Indeed, such separate characterization for Rule 3a-1 purposes is appropriate because the Company does not own the digital assets underlying its safeguarding obligation. The Company holds and safeguards such digital assets on behalf of its

49 The Commission has stated that: “For purposes of determining compliance with the proposed rule [3a-1], cash, coins, paper currency, demand deposits with banks, timely checks of others (which are orders on banks to immediately supply funds), cashier checks, certified checks, bank drafts, money orders, traveler’s checks, and letters of credit generally would be considered cash items. Certain Prima Facie Investment Companies, SEC Release No. 10937 (Nov. 13, 1979) (“Release 10937”), at n.29.

50 The Staff has taken the position that shares of registered investment companies that hold themselves out as money market funds, seek to maintain a stable NAV of $1.00 per share and satisfy the requirements of Rule 2a-7 may be treated as cash items for purposes of the Rule 3a-1 assets and income tests. Willkie, Farr & Gallagher, SEC No-Action Letter (Oct. 23, 2000).

51 Willkie, Farr & Gallagher, SEC No-Action Letter (Oct. 23, 2000).

52 Id.

53 SAB 121, at n.8.

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customers, who are the sole beneficial owners and sole beneficiaries of the increases and decreases in the fair value of such digital assets.54

Thus, the balance sheet item for “assets related to safeguarding obligations” is essentially an accounting construct to provide a means for the Company to record an asset, solely for accounting purposes, to offset the liability that the Company is required to record under SAB 121 with respect to its safeguarding obligations. Such balance sheet item is not commonly perceived to be a security and is not documented in the form of a note, loan, or other evidence of indebtedness, and does not incur interest or other type of return. As such, the Company’s “assets related to safeguarding obligations” do not fall within the types of instruments that are listed in the definition of a “security” under Section 2(a)(36) of the Investment Company Act,55 and therefore is not a Relevant Security for Rule 3a-1 purposes. The Company thus excludes the amount of “assets related to safeguarding obligations” recorded on its balance sheets from the value of Relevant Securities used in the numerator of the Rule 3a-1 assets test calculation. In addition, since such balance sheet item does not represent an actual asset owned by the Company, the Company, in order to be conservative, also excludes such amount from the value of total consolidated assets used in the denominator of such calculation.

In terms of net income, the Company’s total net income after taxes, consolidated with its wholly-owned subsidiaries, amounted to approximately $267,562 for the four fiscal quarters ended December 31, 2023. Contributing to that amount was:

o	Treated as income/expense derived from the Company’s operating business:[56]

Reserve income	$1,430,606
Other revenues (i.e., fees for services) Digital assets gains from Bitcoin and Ethereum	$19,860 $1,522
Gain on sale of intangible assets that are not securities	$21,634
Interest income on corporate cash balances	$29,262

Distribution and transaction costs related to stablecoin distribution and marketing	$719,806
Other costs related to stablecoin distribution and marketing	$7,918
Compensation expenses	$296,055
General and administrative expenses	$100,128
Depreciation and amortization expense	$34,887
IT infrastructure costs	$20,722
Marketing expenses	$36,544
Loss from discontinued operations	$3,987
Income tax expense	$47,400

54 The Company does not control the digital assets related to safeguarding obligations, and it does not have the right to borrow, pledge, repledge, hypothecate, rehypothecate, loan, or invest any digital assets held on behalf of customers. The customer has ownership and control over the use and transfer of assets related to safeguarding obligations and has the sole legal right to transact with or transfer these digital assets except when prohibited by law or court order.

55 Under Section 2(a)(36) of the Investment Company Act, a “security” is defined as: “any note, stock, treasury stock, security future, bond, debenture, evidence of indebtedness, certificate of interest or participation in any profit-sharing agreement, collateral-trust certificate, preorganization certificate or subscription, transferable share, investment contract, voting-trust certificate, certificate of deposit for a security, fractional undivided interest in oil, gas, or other mineral rights, any put, call, straddle, option, or privilege on any security (including a certificate of deposit) or on any group or index of securities (including any interest therein or based on the value thereof), or any put, call, straddle, option, or privilege entered into on a national securities exchange relating to foreign currency, or, in general, any interest or instrument commonly known as a “security,” or any certificate of interest or participation in, temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase, any of the foregoing.

56 The Company allocated income items based on whether such income was derived from the Company’s Relevant Securities or its other assets, and allocated expense items based on whether such expenses are “reasonably related” to its operating activity or investment activity. DRX Inc., SEC No-Action letter (Jan. 28, 1988).

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o	Treated as income/expense from Relevant Securities:

Digital assets gains not from Bitcoin or Ethereum	$11,966
Other income	$20,159

Total Net Income	$267,562

The Company’s total net income after taxes for the four fiscal quarters ended December 31, 2023 amounted to approximately $267,562 on a consolidated basis with its wholly-owned subsidiaries. The only income and expense items potentially attributable to the Company’s Relevant Securities for such period were: $11,966 of gains from digital assets other than Bitcoin or Ethereum and $20,159 of other income. Together, such income and expense potentially derived from Relevant Securities amounted to approximately $32,125, or 12% of the Company’s total net income after taxes for that period, on a consolidated basis with its wholly-owned subsidiaries. As such, the Company satisfies the income test under Rule 3a-1.

For purposes of the Rule 3a-1 income test, the Company does not treat its “reserve income” as income derived from Relevant Securities because such income consisted entirely of interest income and dividend income attributable to the Company’s Neutral Assets, i.e., cash in demand deposits, U.S. government securities, and shares of the Circle Reserve Fund. For the reasons described in our discussion of the assets factor above, the Company’s Neutral Assets (i.e., cash in demand deposits, U.S. government securities, and shares of the Circle Reserve Fund) are not Relevant Securities for purposes of the Rule 3a-1 assets and income tests,57 and therefore, income derived from such Neutral Assets does not constitute income derived from Relevant Securities. As such, the Company’s “reserve income” is not included in the numerator of the Rule 3a-1 income test.

(b) Not Primarily Engaged, and Not Holding Itself Out as Primarily Engaged, in the Business of an Investment Company. As discussed in our Section 3(a)(1)(A) analysis above, the Company is primarily engaged in the business of developing and operating the market infrastructure for stablecoins, and holds itself out as such, and does not propose to engage primarily in the business of investing, reinvesting, or trading in securities.

(c) Not in the Business of Issuing Face-Amount Certificates. The Company has not issued, and does not propose to issue, any face-amount certificates of the installment type.

(d) Not a Special Situation Investment Company. A special situation investment company is a company which secures control of other companies primarily for the purpose of making a profit in the sale of the controlled company’s securities.58 The Company operates its business through several wholly-owned subsidiaries, and not with a view to sell such businesses. As discussed in our Section 3(a)(1)(A) analysis above, the Company has also made strategic investments in private companies involved in the digital asset ecosystem from time to time. The Company made such investments for strategic purposes, such as supporting the digital asset ecosystem for payments, commerce, and financial applications, thereby potentially expanding the markets for the Company’s business, gaining greater knowledge of early stage activity across the digital asset ecosystem, and also broadening the Company’s access to potential strategic acquisition or partnership opportunities. As noted in our Section 3(a)(1)(A) discussion above, as of December 31, 2023, the Company’s strategic investments amounted to a small portion (i.e., approximately 12%) of the Company’s total assets on a consolidated basis with its wholly-owned subsidiaries,

57 See notes 49 and 50 above.

58 Release 10937.

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exclusive of Neutral Assets. Thus, the Company is not engaged, and does not propose to engage, in acquiring control of any other company primarily for the purpose of making a profit on the future sale of that company, and therefore is not a special situation investment company.

Based on these facts, it is clear that the Company satisfies the elements of Rule 3a-1 and therefore is not an investment company.

Section 3(a)(1)(C) Analysis -- Subsidiaries

Regarding the Section 3(a)(1)(C) analysis of the Company’s subsidiaries, all of the Company’s subsidiaries (other than Circle Ventures Cayman and SI Securities, LLC, which are discussed below) are not investment companies under Section 3(a)(1)(C) of the Investment Company Act (the “40% Test Subsidiaries”) because less than 40% of the value of their respective total unconsolidated assets (exclusive of Neutral Assets) consists of investment securities (the “40% Test”). Each 40% Test Subsidiary’s unconsolidated assets consist primarily of accounts receivables from affiliates or third parties (e.g., for goods sold or services rendered), prepaid expenses, fixed assets, goodwill, intangible assets that are not securities, and equity interests in majority-owned subsidiaries that pass the 40% Test and are not investment companies. Each 40% Test Subsidiary did not hold any potential “investment securities” for purposes of Section 3(a)(1)(C) on its unconsolidated balance sheet as of December 31, 2023, except for: (a) nominal amounts of digital assets (other than Bitcoin and Ethereum) held by Circle Internet Singapore Pte. Ltd. and Cybavo Inc., which in each case amounted to approximately 5% or less of their respective total unconsolidated assets (exclusive of Neutral Assets), (b) digital assets (other than Bitcoin and Ethereum), stablecoin receivables representing loan receivables and strategic investments held by Circle Internet Financial, LLC which together amounted to approximately 36% of Circle Internet Financial, LLC’s total unconsolidated assets (exclusive of Neutral Assets), and (c) digital assets (other than Bitcoin and Ethereum) held by Circle Technology Services, LLC and Cybavo Pte. Ltd, which in each case amounted to approximately 21% or less of their respective total unconsolidated assets (exclusive of Neutral Assets). Therefore, the Company’s 40% Test Subsidiaries are not investment companies under Section 3(a)(1)(C) of the Investment Company Act.

Of the Company’s 30 subsidiaries, only two did not pass the 40% Test as of December 31, 2023: Circle Ventures Cayman (“Circle Ventures”) and SI Securities, LLC (“SI Securities”). Circle Ventures was formed primarily for the purpose of holding the Company’s strategic investments, and SI Securities is currently dormant but was formerly operated as a licensed broker-dealer that received fees in the form of equity which SI Securities continues to hold. Each of Circle Ventures and SI Securities does not pass the 40% Test because such investments constitute over 95% of their respective total unconsolidated assets (exclusive of Neutral Assets) as of December 31, 2023. Although Circle Ventures and SI Securities each do not pass the 40% Test, their total combined assets (exclusive of Neutral Assets) together amounted to a very small portion, approximately only 6%, of the total consolidated assets (exclusive of Neutral Assets) of the Company. Thus, these subsidiaries are not material enough to impact the Rule 3a-1 analysis of the Company, or the determination of the Company’s primary business under Section 3(a)(1)(A), discussed above.59

Alternative Section 3(b)(1) Analysis -- The Company

As set forth in the numerical calculations above, the Company is not an investment company under Rule 3a-1 and therefore is not an investment company under Section 3(a)(1)(C). Furthermore, even if the Company did not satisfy the Rule 3a-1 assets and income tests described above, the Company is also not an investment company under Section 3(b)(1). Section 3(b)(1) of the Investment Company Act exempts from the definition of an investment company any issuer “primarily engaged, directly or through a wholly-owned subsidiary or subsidiaries, in a business or businesses other than that of investing,

59 Although not material for the Rule 3a-1 and Section 3(a)(1)(A) analysis of the Company, we note that with respect to the Investment Company Act status of Circle Ventures and SI Securities, such subsidiaries may be able to rely on the exemptions provided in Section 3(b)(3) and/or Section 3(c)(1) or 3(c)(7), as they do not have any outstanding securities (including loans) held by third parties.

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reinvesting, owning, holding, or trading in securities” notwithstanding the quantitative test contained in Section 3(a)(1)(C). The Section 3(b)(1) test is qualitative in nature and requires an analysis of a company’s primary business activities to determine whether a company is an investment company.

As discussed in our response to the Staff’s comment #2 above, the Investment Company Act does not define what it means to be “primarily engaged” in the business of trading and investing in securities, but over the years the Commission and the courts developed a five-factor test to determine a company’s primary engagement.60 Any one factor is not determinative, and as interpreted by the courts, the overarching objective of the Tonopah Mining analysis is to determine whether reasonable investors would view an issuer “as an operating company rather than a competitor with a closed-end mutual fund.”61 Applying such factors to the Company, as outlined in our response to the Staff’s comment #2 above, it is clear that the Section 3(b)(1) exemption applies to it (and irrespective of whether Section 3(b)(1) is available, it is neither a Section 3(a)(1)(A) or Section 3(a)(1)(C) investment company for the reasons discussed above), because the Company is primarily engaged in the business of providing the market infrastructure for Circle stablecoins and related services, and not in the business of investing, reinvesting, owning, holding, or trading in securities.

4.	Please provide the source for any market and industry data included in your disclosure. As examples only, we note the following disclosures:

•	Your statements on page 12 that “[a]s of August 2022, the market capitalization of all tracked digital assets was $1.1 trillion” and your “market opportunity encompass[es] more than $2.2 trillion in global consumer payments revenue forecasted by 2027.”

•	Your statement on page 109 that “[i]n 2020, financial services contributed approximately $1.4 trillion to the gross domestic product of the United States, representing approximately 8% of U.S. GDP.”

Response: The Company has revised the disclosure throughout the Amended Draft Registration Statement to disclose the source of market and industry data included in the Amended Draft Registration Statement.

5.	Please define at the place of first usage all acronyms, abbreviations or industry terms, such as “EFFR” on page 78 and “SMTP” and “SSL” on page 123, and clearly explain their meanings so that a reader without specialized industry knowledge can understand them.

Response: The Company has revised the disclosure throughout the Amended Draft Registration Statement to define at the place of first usage acronyms, abbreviations, and industry terms, and explain their meanings, and has added a “Glossary” section to aid readers’ understanding of certain industry and other technical terms.

6.	We note your disclosure on page 33 that you depend on third-party partners and payment systems. Under an appropriately captioned heading, please identify the third-party partners and payment systems on which you are materially dependent upon, and specify the purpose of your relationship with each party identified. Please also file your material agreements with third-party partners and payment systems as exhibits or tell us why you are not required to do so. Please refer to Item 601(b)(10) of Regulation S-K.

Response: The Company has revised the disclosure on page 37 of the Amended Draft Registration Statement to identify BlackRock as the issuer of the Circle Reserve Fund and BNY Mellon as the custodian of the assets within the Circle Reserve Fund, identify the nature of the financial institutions where the majority of the remaining reserve assets are held, and add a cross-reference to the section of

60 See Tonopah Mining, 26 S.E.C. 426 (1947); and National Presto, 486 F.3d 305 (2007).

61 National Presto, 486 F.3d 305 at 315 (7th Cir. 2007).

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the prospectus in which the names of third-party payment systems and other partners as well as the general purpose of the Company’s relationships with such third parties are disclosed.

The Company respectfully advises the Staff that, as disclosed in the Amended Draft Registration Statement, typically 10-15% of reserves are held as cash deposited with reserve banking partners, primarily with GSIBs. Given the relatively small proportion of reserve assets represented by these cash deposits, the Company does not believe that additional disclosure regarding the identity of these banking partners would be material to investors, nor does the Company consider its relationships with these banking partners as material to the Company’s business.

The Company respectfully advises the Staff that it does not believe that it is required to file the agreements with such third-party partners and payment systems as exhibits under Item 601(b)(10) of Regulation S-K. Item 601(b)(10) of Regulation S-K requires the filing of, among others, (i) any contract not made in the ordinary course of business that is material to the registrant and is either (a) to be performed in whole or in part at or after the filing of the registration statement or (b) entered into not more than two years before the date of the filing of the registration statement and (ii) any contract upon which the registrant’s business is substantially dependent. The Company respectfully advises the Staff that the Company’s contracts with third-party partners and payment systems are made in the ordinary course of business, as such contracts ordinarily accompany the Company’s business of building and operating a stablecoin network. Specifically, as the issuer of USDC and EURC and the operator of one of the largest and most widely used stablecoin networks, the Company has entered and expects to continue to enter into a variety of contracts with third parties relating to aspects of its stablecoin network, including those related to reserve management, settlement infrastructure, digital wallet providers, and payment systems. Such contracts should be contrasted with activities such as significant mergers, acquisitions, or dispositions that may fall outside the ordinary course of the Company’s business. Furthermore, the Company respectfully advises the Staff that the Company’s business is not substantially dependent on any such contract. Specifically, the Company believes that, in the event of a termination or other loss of any such relationship, it would be able to replace the services provided by the applicable third-party partner with other existing or new partners and to continue to operate its business, in each case, without substantial delay or interruption, and without a material impact on its financial position or results of operations. Accordingly, the Company believes that it is not required to file its agreements with such third-party partners and payment systems as exhibits under Item 601(b)(10) of Regulation S-K.

7.	Please revise your disclosure to describe any material arrangements or agreements, including any distribution or revenue sharing agreements, between the Company and any crypto asset exchanges or other parties. In this regard, please describe any revenue sharing agreements the Company currently has or previously has had. With respect to any current or prior revenue sharing agreement, please revise your disclosure to clarify the following:

•	provide the details of those arrangements, including identification of the other party(ies), key terms and conditions;

•	revise to disclose the material rights and obligations of the parties to any such agreements, including the goods and services promised by the parties to the agreement; and

•	with respect to the calculation of the revenue sharing allocation, specifying the percentage allocated during each period presented.

Response: The Company has revised the disclosure on pages 130-131 of the Amended Draft Registration Statement to provide a description of the material provisions of its 2018 revenue sharing agreement with Coinbase as well as a description of the material terms of the Centre Consortium. The Company has also revised the disclosure on page 90 of the Amended Draft Registration Statement to disclose the amounts paid to Coinbase pursuant to the Company’s agreements with Coinbase for the years presented. The Company respectfully advises the Staff that the Company considers its agreements with Coinbase—including the 2018 revenue sharing agreement and the Collaboration Agreement, the

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material provisions of each such agreement are described under the “Business—Collaboration with Coinbase” section of the Amended Draft Registration Statement—to be the only material current or prior revenue sharing agreements to which the Company is or has been a party.

8.	Please tell us, and revise your disclosure to discuss, how you expect your reserve assets would be treated in the event of bankruptcy.

Response: The Company has revised the disclosure on page 139 of the Amended Draft Registration Statement to discuss the treatment of reserve assets in the event of bankruptcy.

9.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Please contact the staff member associated with the review of this submission to discuss how to submit the materials, if any, to us for our review.

Response: The Company undertakes to supplementally provide to the Staff copies of all written communications, as defined in Rule 405 under the Securities Act, that the Company, or anyone authorized to do so on its behalf, presents to potential investors in reliance on Section 5(d) or Rule 163B of the Securities Act.

Founder’s letter, page 1

10.	We refer to the letter from your founder. Please revise the letter and your Summary section to ensure that it is a balanced presentation of your business and offering. In this regard, we note that the letter includes performance claims concerning your growth rate but it does not equally address the risks or challenges you face. In addition, please substantiate the following statements in the letter or remove them from your disclosure:

•	your “open, honest and transparent approach has been essential in helping governments understand new and complex technologies”;

•	your investment in compliance has been “pivotal in building trust with banks and regulators”;

•	regarding your statement that “partnering with governments will be essential to building an internet financial system,” please disclose what you mean by “partnering with governments” and specify any governments with which you have entered into partnerships;

•	you have “supported approximately $12.4 trillion in on-chain transactions” as of September 30, 2023; and

•	you are building a “highly regulated” set of financial market infrastructures and holding yourself to “the same enterprise risk and compliance standards of leading international banks.”

Response: The Company has revised the disclosure contained in the “Founder’s Letter” section of the Amended Draft Registration Statement. The Company respectfully advises the Staff that the Company calculates the amount of on-chain transactions using USDC by parsing and querying transaction data from blockchains that support USDC.

Prospectus summary, page 6

11.	Please revise your summary to provide a brief overview of the key aspects of the offering, using clear and plain language. In that regard, please revise to provide the reader with a clear and concise understanding of the current state of your business and industry. Please avoid using

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unnecessary jargon or marketing language. Please also ensure that your presentation is balanced and does not overly emphasize your plans for growth or expansion or expectations regarding future industry developments.

Response: The Company has revised the disclosure contained in the “Prospectus Summary” and “Business” sections of the Amended Draft Registration Statement.

Circle’s stablecoin network in the new internet financial system, page 7

12.	You define payment stablecoins as “digital bearer instruments issued by regulated entities that represent and entitle a holder to redeem a unit of fiat currency at par.” Please explain the applicability of this definition to your payment stablecoins in light of the fact that not all holders of your stablecoins are able to redeem in exchange for reserve assets.

Response: The Company has revised the definition of payment stablecoins on page 7 of the Amended Draft Registration Statement and provided additional disclosure on page 8 of the Amended Draft Registration Statement and revised the disclosure throughout the Amended Draft Registration Statement to distinguish between Circle Mint customers and end-users of Circle stablecoins.

13.	We note your disclosure on page 8 that you “ensure readily available access to [y]our stablecoins around the globe with deep traditional banking on- and off-ramp relationships (i.e., channels between fiat currency and stablecoins), as well as through distribution contracts with leading consumer financial applications and payments enterprises.” Please expand to disclose the “deep traditional banking on- and off-ramp relationships” you refer to, as well as the “distribution contracts with leading consumer financial applications and payments enterprises” to which you refer. Please also revise to clarify what you mean by your statement that “[m]oney is fundamentally a network” and identify the “leading institutions” with which you have entered into partnerships, as your disclosure references.

Response: The Company has revised the disclosure on pages 11 and 112 of the Amended Draft Registration Statement to add a cross-reference to the section of the Amended Draft Registration Statement in which certain partners in the Circle stablecoin network are named, and on pages 11 and 111-112 of the Amended Draft Registration Statement to clarify the network effect of money. The Company respectfully refers the Staff to pages 12 and 112 of the Amended Draft Registration Statement, where it has provided Grab, Mercado Libre, Nubank, and Coins.ph as recent examples of institutions that the Company has partnered with to bring the benefits of the internet financial system to such institutions’ customers by building upon Circle’s products.

14.	We note your disclosure that "over time, [you] intend to monetize the activity on [y]our network with products that can earn fee-based revenues based on transactions and usage." Please expand your disclosure to describe your plans regarding products that can earn fee-based revenues in greater detail.

Response: The Company has revised the disclosure on pages 12 and 113 of the Amended Draft Registration Statement to state that, other than as described in the Amended Draft Registration Statement, although it may monetize the activity on its network with products that earn fee-based revenues based on transactions and usage in the future, and intends to evaluate and consider various products from time to time, the Company does not have any plans to launch additional products that are expected to generate material amounts of fee-based revenues at this time.

Circle’s role in driving stablecoin adoption, page 10

15.	We note your disclosure on page 7 that “Circle has built one of the largest and most widely used stablecoin networks in the world.” Please disclose the basis for this statement and any quantitative criteria you are using in support thereof, and please balance your statement by disclosing that Circle holds a 22% stablecoin market share, as disclosed on page 85. In addition,

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we note your disclosure throughout referring to Circle as the “largest regulated stablecoin issuer in the world,” as well as your disclosure on page 8 that “[t]he USDC ‘digital dollar’ issued by Circle is a leading regulated payment stablecoin.” While it appears that certain aspects of your activities may be subject to regulation or regulatory license, it is not clear the extent to which the material aspects of your business and operations are actually subject to regulation or regulatory license. Please balance your characterizations throughout by disclosing the extent to which the material aspects of your business and operations are not “regulated” like banks and fiat currency.

Response: The Company respectfully advises the Staff that the Company’s statement that it “has built one of the largest and most widely used stablecoin networks” is based on USDC being the second largest stablecoin as measured by the amount of stablecoins in circulation. The Company has revised the disclosure on pages 13 and 117 of the Amended Draft Registration Statement to clarify that USDC is the second largest stablecoin as measured by the amount of stablecoins in circulation, to provide USDC’s market share, and to state that USDT (issued by Tether) is the largest stablecoin as measured by the amount of stablecoins in circulation. In addition, the Company has revised the disclosure on pages 11, 13, 112, and 117 of the Amended Draft Registration Statement to clarify that the Company uses the term “regulated” with respect to its stablecoins to mean that such stablecoins are regulated as stored value instruments under state money transmission laws, and the disclosure on page 134 of the Amended Draft Registration Statement to distinguish the regulations applicable to the Company from prudential regulation and supervision applicable to regulated banks.

Risk factors, page 19

16.	We note that you are not authorized or permitted to offer your products and services to customers outside of the jurisdictions where you have obtained the required governmental licenses and authorizations. Describe any material risks you face from unauthorized or impermissible customer access to your products and services outside of those jurisdictions.

Response: The Company has revised the disclosure on page 53 of the Amended Draft Registration Statement to discuss the potential for unauthorized or impermissible customer access to the Company’s products and services outside of jurisdictions in which it is authorized or permitted to offer such products and services. The Company respectfully advises the Staff that a similar risk is faced by substantially all businesses subject to licensing requirements that provide products and services over the internet and that the Company does not believe that such risk is material to the Company.

17.	To the extent material, describe any gaps your board or management have identified with respect to risk management processes and policies in light of market conditions (e.g., the March 2023 regional banking crisis in the United States, including the Silicon Valley Bank failure disclosed on pages 82 - 83, and other crypto asset market developments) as well as any changes they have made to address those gaps.

Response: The Company has revised the disclosure on page 85 of the Amended Draft Registration Statement.

Stablecoin platforms and competition may limit the viability of Circle stablecoins, page 20

18.	Please revise this risk factor to include a cross-reference to your discussion under the subheading “Competitive landscape” on page 124.

Response: The Company has revised the risk factor on page 26 of the Amended Draft Registration Statement to include a cross-reference to the “Competitive landscape” section.

The future development and growth of Circle stablecoins is subject to a variety of factors..., page 22

19.	We note that this risk factor appears to include a number of risks. Please break this risk factor into multiple risk factors.

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Response: The Company has revised the disclosure on pages 28-29 of the Amended Draft Registration Statement.

There is regulatory uncertainty regarding the classification of Circle stablecoins..., page 25

20.	We note your disclosure at the bottom of page 27 that in addition to Circle stablecoins, you may “introduce and/or commercially support other digital assets.” Please specifically identify any such other crypto assets that you have plans to introduce and/or commercially support.

Response: The Company has revised the disclosure on page 32 of the Amended Draft Registration Statement to specifically identify the digital assets that the Company currently plans to introduce and/or commercially support. The Company respectfully advises the Staff that the Company may in the future introduce and/or commercially support other fiat-currency-denominated payment stablecoins that have substantially the same features as existing Circle stablecoins (USDC and EURC), have underlying reserves that are composed in substantially the same manner as existing Circle stablecoins, and are marketed to the public in substantially the same manner as existing Circle stablecoins. As noted in this risk factor, the Company acknowledges its responsibility to analyze whether each additional digital asset that it introduces and/or commercially supports constitutes a “security” under U.S. federal and other relevant securities laws.

Our customers’ funds and digital assets may fail to be adequately safeguarded by us..., page 31

21.	Please revise the second paragraph of this risk factor to briefly describe the types of losses that your fidelity insurance covers, including quantitative disclosure regarding the amount of coverage for your crypto assets and your customers’ crypto assets.

Response: The Company has revised the disclosure on page 36 of the Amended Draft Registration Statement to provide additional information regarding its fidelity insurance. The Company respectfully advises the Staff that it does not believe that quantitative disclosure regarding insurance coverage limits is material to an investor in its common stock or appropriate to be included in its registration statement, as such disclosure may increase the likelihood that the Company becomes a target of malicious acts by third-party actors or could otherwise be competitively harmful if publicly disclosed. The Company undertakes to supplementally provide this information to the Staff upon request.

Establishing connectivity with decentralized finance protocols..., page 37

22.	To the extent material to understanding the risks described in this risk factor, please identify the protocols to which you provide connectivity.

Response: The Company has revised the Amended Draft Registration Statement to remove this risk factor as the Company does not currently intend to provide decentralized finance connectivity as part of its business.

We obtain and process a large amount of customer data, including sensitive customer data..., page 55

23.	In an appropriate section, please describe in greater detail your data collection practices or those of your third-party service providers. Briefly discuss whether you use any optimization functions (e.g., to increase platform revenues, data collection and customer engagement). To the extent your use of any optimization functions may lead to potential conflicts between your platform and customers, please add related risk factor disclosure.

Response: The Company has revised the disclosure on page 59 of the Amended Draft Registration Statement to provide additional information regarding its data collection practices. The Company respectfully advises the Staff that the Company does not use any optimization functions to increase platform revenues, data collection, and customer engagement or otherwise.

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Management’s discussion and analysis of financial condition and results of operations
Our business model, page 76

24.	We note from your USDC Terms available on your website, the identification of “User Type A - a Circle Mint account holder, currently only available to institutions located in supported jurisdictions” and “User Type B - which for the avoidance of doubt, are not customers of Circle, as Users Type B do not have a Circle Mint account,” and that only “Users Type A can redeem USDC directly with Circle.” We note throughout your disclosures the use of the term customer as it relates to USDC. Please enhance your discussion to:

•	Clarify that a customer’s initial step required to participate in your stablecoin network is the establishment of a Circle Mint account, which is currently only available to institutions in supported jurisdictions; and

•	Differentiate between your customers and end users of USDC that are not your customers.

Response: The Company has revised the disclosure throughout the Amended Draft Registration Statement to distinguish between Circle Mint customers and end-users of Circle stablecoins.

Circle stablecoins, page 77

25.	Please enhance your disclosures to clarify the following:

•	Describe the relationship between the receipt of fiat to fund reserves and minting of new USDC and EURC, including the timing of fiat receipt and that your stablecoins are redeemable upon demand 1:1;

•	Disclose, consistent with Section 15 of your USDC Terms, that you charge no transaction fees for the minting and issuance of Circle stablecoins or for their redemption; and

•	That you earn revenue from your stablecoin business by investing the fiat received upon minting and that such revenue is comprised of interest on the cash and cash equivalents and debt securities underlying the Circle stablecoin reserves.

Response: The Company has revised the disclosure on pages 16 and 121 of the Amended Draft Registration Statement to provide additional information regarding Circle Mint.

26.	We note your disclosure that since January 2023, Circle stablecoin reserves have been limited to balances held at banks and the Circle Reserve Fund, and your disclosure that currently all EURC reserve assets are held only in cash. We also note your disclosure on page 32 that “[y]our USDC reserve is managed in accordance with guidelines set forth in [y]our USDC Investment Policy.” Under an appropriate heading, please provide more detailed disclosure regarding your USDC Investment Policy, as well as your investment policy for EURC, including information on how these policies may be changed. In addition, with respect to the Circle Reserve Fund, please revise as follows:

•	Explain the Company’s contractual rights, responsibilities and decision-making authority over the investing decisions of the Circle Reserve Fund.

•	Explain and disclose if BlackRock has the ability to make investment decisions, without your approval, that are inconsistent with the Company’s reserve management policy and what actions, if any, the Company could take if that were to occur.

Further, to the extent accurate, please explicitly disclose the Company’s plans and intentions to maintain a reserve management policy in the future that is consistent with your current reserve management

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policy. Please also identify the committee(s) or individuals responsible for overseeing USDC and EURC and their investment policies. Please also disclose who is currently managing the cash reserves.

Response: The Company has revised the disclosure on pages 15 and 120 of the Amended Draft Registration Statement to provide additional information regarding its Reserve Management Standard and the disclosure on pages 101-102 of the Amended Draft Registration Statement to provide additional information regarding the Circle Reserve Fund.

27.	We note your disclosure that Circle holds approximately 90% of its reserves in the Circle Reserve Fund, an SEC-registered 2a-7 government money market fund issued by BlackRock, and available only to Circle. Please revise to disclose the material terms of any agreement that you have with BlackRock and disclose the ownership structure for the Circle Reserve Fund (e.g., clarify if Circle is the sole shareholder of the fund, if true).

Response: The Company has revised the disclosure on pages 101-102 of the Amended Draft Registration Statement to provide additional information regarding the Circle Reserve Fund.

Web3 Services, page 79

28.	Please revise your disclosure under “Web3 Services” on page 79 to include a cross-reference to your related disclosure under “Web3 Services application platform” on page 118.

Response: The Company has revised the disclosure on page 82 of the Amended Draft Registration Statement to include a cross-reference to the related disclosure under “Web3 Services application platform” of the Amended Draft Registration Statement.

Key factors affecting operating results
Strategic partnerships fostering our stablecoin network, page 81

29.	We note your disclosure that you have “partnered with dozens of digital asset platforms that provide seamless access to convert between fiat currency and USDC.” Please revise to disclose the digital asset platforms with which you have entered into partnerships.

Response: The Company has revised the disclosure on page 84 of the Amended Draft Registration Statement to name Coinbase as the digital asset platform that provides customers with access to convert between fiat currency and USDC. The Company respectfully advises the Staff that Coinbase is the only digital asset platform that provides customers with access to convert between fiat currency and USDC that the Company believes is material to its business.

Growth in new products and services, page 81

30.	We note your disclosure that in early 2023 you launched your Cross-Chain Transfer Protocol offering and have “already seen its significant growth.” Please revise to provide quantified disclosure regarding such growth, including any related metrics.

Response: The Company has revised the disclosure on page 84 of the Amended Draft Registration Statement to provide the metrics underlying the identified statement.

Distribution costs, page 83

31.	Please address the following with respect to your Collaboration Agreement with Coinbase:

•	Disclose the nature of Circle expenses incurred for USDC issuance and management, including how such amounts are accounted for and recognized in the financial statements.

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Response: The Company has revised the disclosure on pages 90-91 of the Amended Draft Registration Statement to reflect that the deductions are pursuant to the Collaboration Agreement and not direct expenses incurred by the Company related to USDC issuance and management.

•	Enhance your disclosure to clarify how the amount of USDC in circulation held outside Circle and Coinbase platforms will be utilized in the determination of the amount to be paid to Coinbase.

Response: The Company has revised the disclosure on page 86 of the Amended Draft Registration Statement to clarify how the amount of USDC in circulation held outside Circle and Coinbase platforms would be utilized in the determination of the amount to be paid to Coinbase.

•	Disclose the percentage of USDC in circulation held outside Circle and Coinbase platforms as it appears this will be a key factor in the amount of distribution costs, which you disclose on page 86, that you expect to increase due to volume and rising fees on certain popular blockchain networks.

Response: The Company has revised the disclosure on page 86 of the Amended Draft Registration Statement to disclose the percentage of USDC in circulation held outside of Circle and Coinbase platforms as of the end of the periods presented.

32.	We note your disclosure on page 86 that you incur distribution costs to incentivize distributors to use and distribute Circle stablecoins. We also note your disclosure that you expect to continue adding distributors in the future. Please revise to disclose whether you have any distributors besides Coinbase, disclose any plans you have to add distributors, including any timeline for adding distributors, and whether you have entered into any related negotiations or agreements.

Response: The Company respectfully advises the Staff that the Company’s agreement with Coinbase is the only material agreement for distribution of Circle stablecoins and that the Company cannot provide any definite timeline for adding distributors. To the extent any agreement or arrangement with a distributor is material, the Company will amend the registration statement to provide appropriate disclosure of such agreement or arrangement.

Significant transactions
Collaboration Agreement with Coinbase and the Centre Acquisition, page 83

33.	Please tell us more about your relationship with Coinbase and whether it is acting as your agent under your original distribution agreement and/or your August 2023 Collaboration Agreement. In this regard, it appears from your disclosure on page 86 that the purpose of these agreements is to incentivize Coinbase to use and distribute Circle stablecoins. Your response should include a discussion of whether Coinbase customers who acquire USDC are made aware of your relationship with Coinbase and whether they know whether the USDC is freshly minted or believe they are acquiring USDC from Coinbase’s own inventory of digital assets.

Response: In response to the Staff’s comment #7, the Company has revised the disclosure on pages 130-131 of the Amended Draft Registration Statement to provide a description of the material provisions of its 2018 revenue sharing agreement with Coinbase. The Company respectfully advises the Staff that Coinbase does not act as the Company’s agent under the 2018 agreement or the 2023 agreement. The Company further respectfully advises the Staff that it does not control or oversee Coinbase’s distribution of USDC and thus is unable to confirm the disclosures that Coinbase makes to its customers.

Key operating and financial indicators, page 84

34.	Please enhance your key operating data to include weighted average USDC in circulation for the periods presented.

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Response: The Company has revised the disclosure on pages 87-88 of the Amended Draft Registration Statement to include average USDC in circulation for the periods presented.

USDC in circulation, page 84

35.	We note your disclosed definition of USDC in circulation. We also note your definition of USDC in circulation, in the same amount, included in your monthly USDC Reserve Reports on your website. Please revise your disclosure that “USDC in circulation is the total amount of USDC minted and outstanding” to further clarify that it is comprised of total USDC supply on approved blockchains less the two components as identified in your monthly USDC Reserve Reports. Also disclose the relevant amounts reconciling to the USDC in circulation that you currently present.

Response: The Company has revised the disclosure on page 88 of the Amended Draft Registration Statement to clarify that USDC in circulation does not include “tokens allowed but not issued” and “access denied tokens” and to provide the amounts of “access denied tokens” as of the end of the periods presented. The Company respectfully advises the Staff that the Company does not believe that the amount of “tokens allowed but not issued” is material to investors in its common stock, given the Company does not receive funds (and thus does not receive reserve income) for such tokens, such tokens are not redeemable, and such tokens exist solely due to the technical implementation of certain blockchains.

36.	Regarding your definition of Tokens Allowed But Not Issued to be included in the reconciliation requested in the preceding comment and excluded from total USDC in circulation, please tell us and revise your disclosures to provide clarity on the following:

•	Explain what it means to be allowed but not issued;

•	Explain why they should be excluded from the definition of total USDC in circulation;

•	Explain who holds these tokens and whether you received any funds for them;

•	If you did not receive any funds for these tokens, explain when you expect to receive the funds;

•	Explain who controls these tokens and how control is established;

•	Explain what rights they have. For example, explain if they can be redeemed and why or why not;

•	To the extent they cannot be redeemed, explain what controls are in place to monitor and track them to ensure they are not commingled with USDC in circulation that can be redeemed;

•	Explain when and how they are issued; and

Response: The Company has revised the disclosure on page 88 of the Amended Draft Registration Statement to provide further information on “tokens allowed but not issued.”

•	Explain how you account for these tokens in your financial statements and why, separately referencing for us the authoritative literature you rely upon to support your accounting.

Response: The Company respectfully advises the Staff that the Company accounts for the obligation to redeem USDC as a financial liability when issued to a third party, which generally occurs when cash is received from a Circle Mint customer. Therefore, no accounting entry is recorded for the creation of “tokens allowed but not issued.” The liability is recorded when cash is received and tokens are transferred

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from the “tokens allowed but not issued” segregated blockchain addresses to the relevant minting addresses. At this point, the tokens would constitute a financial liability in accordance with the ASC Master Glossary definition as it then represents an obligation to deliver cash upon redemption. The Company also does not record any safeguarding asset or liability for “tokens allowed but not issued” with respect to Staff Accounting Bulletin No. 121 as these tokens are not issued to third parties.

37.	Regarding your definition of Access Denied Tokens to be included in the reconciliation requested in the second preceding comment and excluded from total USDC in circulation, please tell us and revise your disclosures to provide clarity on the following:

•	Confirm that funds were received for these tokens when they were originally issued;

•	Clarify what you do with those segregated reserve funds when they are placed on access denial; and

Response: The Company has revised the disclosure on page 88 of the Amended Draft Registration Statement to provide further information on “access denied tokens.”

•	Explain how you account for Access Denied Tokens, including whether you maintain a liability on your balance sheet and explain why or why not. Separately reference the authoritative literature you rely upon to support your accounting.

Response: The Company respectfully advises the Staff that the Company accounts for the tokens when originally issued as a financial liability and continues to account for them as a financial liability in Deposits from stablecoin holders once subject to access denial. The Company views the counterparty of the liability for the “access denied tokens” as the relevant law enforcement or government body that made the access denial request as opposed to the stablecoin holder once the tokens have been subject to access denial. There is no accounting impact as a result of the transfer of the obligation to the law enforcement or government body in accordance with ASC 470-50-40-7 and 55-6. The liability is extinguished in accordance with ASC 405-20-40-1(a) when segregated reserve funds are transferred to a law enforcement or government body or if the access denial request is reversed and a subsequent redemption request is made by the stablecoin holder.

Reserve return rate, page 84

38.	Please revise your disclosure to clarify how you calculate the average period balance for deriving your reserve return rate. In this regard, for example, it is unclear whether the average is a simple average of beginning and ending period reserve balances, daily balances, weekly balances, monthly balances, etc.

Response: The Company has revised the disclosure on page 88 of the Amended Draft Registration Statement to clarify the calculation for reserve return rate.

39.	Given the significance of your reserve income to your operating results, please tell us your consideration for separately providing average balances and reserve return rates for each significant type of asset (e.g., bank deposits versus U.S. Treasury Securities) within each class of reserve asset (as disclosed on page 98) backing your USDC redemption obligation.

Response: The Company respectfully advises the Staff that, after careful consideration of the Staff’s comment, the Company believes that separate disclosure of the average balance and reserve return rates for each type of asset within each class of reserve asset backing USDC redemption obligations would not be material to investors. As of December 31, 2023, the only two classes of reserve assets are (i) balances held at banks and (ii) the Circle Reserve Fund. On page 101 of the Amended Draft Registration Statement, the Company has provided the fair value of each class of reserve asset as of the end of the periods presented as well as the average yield per class of reserve asset during the periods presented. In addition, the Company has revised the disclosure on pages 101-102 of the Amended Draft

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Registration Statement to provide additional information regarding the Circle Reserve Fund, including that certain information regarding the Circle Reserve Fund (such as the fund’s net asset value, assets held within the fund, the fund’s yield, and the yields of specific assets held within the fund) are available through BlackRock’s website, and to clarify that the composition of assets within the fund will vary from time to time and that the assets within the fund could provide different yields. While the Company does not believe the additional information available through BlackRock’s website to be material to investors, the Company has disclosed the availability of such information to enable interested parties to view such information on a daily basis.

USDC on platform, page 85

40.	Please enhance your disclosure to clarify the distinction between USDC on platform of approximately $534 million and USDC for which the Company maintains the cryptographic key information necessary to access the digital assets and thus recognizes a related safeguarding obligation of approximately $554 million disclosed on page F-27.

Response: The Company has revised the disclosure on page 88 of the Amended Draft Registration Statement to clarify the calculation of USDC on platform and its relationship to obligations related to safeguarding digital assets.

USDC minted/USDC redeemed, page 85

41.	Please expand your disclosures to highlight that individuals and institutions without Circle Mint accounts cannot present their USDC to you for redemption and summarize how those holders obtain and dispose of their USDC holdings.

Response: The Company has revised the disclosure on pages 8, 13, 15, 16, 117, 120, and 121 of the Amended Draft Registration Statement to distinguish between Circle Mint customers and end-users of Circle stablecoins. The Company respectfully advises the Staff that the Company does not control or oversee Circle Mint customers’ interactions with or agreements governing the relationships they have with their customers and thus, except as disclosed in the Amended Draft Registration Statement, is unable to provide additional disclosure on this matter.

Meaningful Wallets, page 85

42.	Please discuss any limitations on the usefulness of your Meaningful Wallets metric to the extent that a material number of the Meaningful Wallets are owned or controlled by the same person or entity.

Response: The Company has revised the disclosure on page 89 of the Amended Draft Registration Statement to clarify that MeWs do not represent the number of unique end-users of USDC.

Key components of revenue and expenses, page 85

43.	You describe your business as originating with the launch of USDC which is now the largest regulated issuer of stablecoins and for which you provide key operating and financial indicators. Please enhance your discussion of revenue and expenses to clarify how the issuance and minting of redeemable USDC and EURC generates related reserve income and if you incur distinct costs to mint and/or redeem stablecoins aside from distribution costs and transaction costs related to the subsequent utilization of your stablecoins.

Response: The Company has revised the disclosure on pages 89-90 of the Amended Draft Registration Statement to clarify how the minting and redemption of stablecoins relate to reserve income and the disclosure on page 91 of the Amended Draft Registration Statement to disclose that the Company does not incur distinct costs to mint and/or redeem stablecoins aside from distribution, transaction, and other costs.

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Results of operations
Revenue, page 90

44.	We note your disclosure that distribution and transaction costs were partially offset by rebate costs. Please revise your disclosure to clarify what you mean by “USDC rebate costs.”

Response: The Company has revised the disclosure on page 94 of the Amended Draft Registration Statement to reflect that these represent other market making and distribution incentive costs, not rebates.

Liquidity and capital resources
Composition of stablecoin reserves, page 98

45.	Please revise to include a more robust discussion of the Company’s available liquidity and capital resources under the BlackRock Fund structure going forward. For example, consider the need to clarify the availability of the Company’s cash and ability to readily convert cash equivalents into known amounts of cash. In addition, consider the need to explain any controls, thresholds or processes that may be in place in the event of a significant increase in redemptions during a short period of time.

Response: The Company has revised the disclosure on pages 101-102 of the Amended Draft Registration Statement to provide additional information regarding the Circle Reserve Fund.

46.	You disclose that you manage your stablecoin reserves in accordance with all applicable regulatory requirements and commercial laws and that all stablecoin tokens minted and outstanding are backed by an equivalent amount of fiat currency-denominated assets held in segregated accounts. Please revise your disclosure, if true, to:

•	Clarify that although you manage your stablecoin reserves in accordance with all applicable regulatory requirements and commercial laws, the existence of your stablecoin reserves is the result of an arrangement with your Circle Mint account holders; and

Response: The Company has revised its disclosure on page 101 of the Amended Draft Registration Statement to include a reference to the terms of Company’s arrangement with Circle Mint customers. The Company respectfully advises the Staff that the existence of stablecoin reserves is also due to regulatory requirements. For example, NYDFS guidance requires, among other things, that USDC Reserves must be (i) fully backed by the issuer, (ii) available for timely redemptions, (iii) segregated from the proprietary assets of the issuer, (iv) limited to specified assets such as U.S. Treasury obligations with maturities of three months or less, government money market funds, U.S. dollar deposit accounts, digital assets, and other assets approved by NYDFS, and (v) attested to monthly and annually by a certified public accountant.

•	Explain why you have more reserve assets segregated for the benefit of customers and stablecoin holders of $44,737 million compared to deposits from customers and stablecoin holders of $44,582 million as of December 31, 2022 and clarify whether you have access to this excess. To the extent that you are required by law or internal policy to maintain a level of this excess, disclose the relevant threshold.

Response: The Company has revised the disclosure on page 97 of the Amended Draft Registration Statement to explain this difference.

47.	We note your disclosure that stablecoin balances significantly exceeded the Federal Deposit Insurance Corporation (FDIC) insurance limit of $250,000 at each financial institution. Please revise your disclosure to specifically quantify the balance that exceeded the FDIC limit at the end of each reporting period or disclose how you calculate the aggregate amount of FDIC deposit insurance related to financial institutions where USDC reserves are held. In this regard, it is

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unclear from your disclosure whether the entire cash balance depicted in your tables is held at financial institutions.

Response: The Company has revised the disclosure on page 101 of the Amended Draft Registration Statement to disclose the amount of FDIC insurance available to the Company at the end of the periods presented.

48.	Please consider expanding your disclosure in the table on page 98 to provide additional information regarding the composition of the assets in the Circle Reserve Fund for the periods indicated.

Response: The Company respectfully refers the Staff to the Company’s response to the Staff’s comment #39 above.

Warrants, page 99

49.	Please identify the commercial counterparty and the digital asset exchange with which you entered into agreements to grant warrants to purchase common shares of a consolidated subsidiary that will be automatically converted one-for-one with common shares of Circle.

Response: The Company respectfully advises the Staff that it does not believe that the identities of the commercial counterparty and the digital asset exchange that were granted warrants are material to an investor’s understanding of such warrants and the potential dilutive impact of such warrants. The Company believes that it has disclosed all material terms of such warrants. In addition, the Company respectfully advises the Staff that it has confidentiality obligations under such warrants that would prohibit the disclosure of the identities of the counterparties, except in limited circumstances such as if required to do so by law.

Cash flows, page 100

50.	Your disclosure of net cash provided by/used in operating, investing and financing activities appears to repeat information already provided in the statement of cash flows. Please enhance your disclosure to provide a quantitative and qualitative analysis of the drivers of the change in cash flows between periods and impact to future trends to provide a sufficient basis to understand changes in cash between periods. Refer to Item 303(b)(1) of Regulation S-K and sections 1.B. and IV.B. of Release No. 33-8350 and Release No. 33-10890 for guidance.

Response: The Company has revised the disclosure on pages 104-105 of the Amended Draft Registration Statement.

Quantitative and qualitative disclosures about market risk, page 105

51.	You identify interest rate risk and foreign currency risk as market risks that could impact future financial operating results. Please tell us how you have considered the guidance in Instruction 3(A) under paragraph 305(a)(1)(ii) of Regulation S-K in preparing your intended disclosure and address the following in your response:

•	Tell us how your hypothetical 100 basis point increase or decrease in interest rates at December 31, 2023 aligns with the average yields and changes thereof to be disclosed on page 98.

•	Tell us how your disclosure expresses the potential loss (or gain) in future earnings, fair values or cash flows as stipulated in paragraph (A) of the guidance referenced above.

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•	Tell us your consideration for providing average, high, and low sensitivity analysis amounts over multiple periods as indicated in Instructions 1A and 1B to Item 305(a) of Regulation S-K.

•	Tell us whether you believe the 100 basis point increase or decrease in interest rates is reasonably possible in the near-term as stipulated in Instruction 3A to Item 305(a) of Regulation S-K, specifically explaining whether you believe an increase or decrease in interest rates is reasonably possible given actions taken by the Federal Reserve Board.

Response: The Company has revised the disclosure on pages 108-109 of the Amended Draft Registration Statement. The Company respectfully advises the Staff that it believes that a 100 basis point increase or decrease is reasonably possible and has included a sensitivity analysis of the impact of a 100 and 200 basis point change in interest rates in the Amended Draft Registration Statement. In addition, the Company respectfully advises the Staff that it provided the sensitivity analysis of the impact of changes in interest rates on reserve income and distribution and transaction costs, which are the two line items in the consolidated statements of operations that are most directly impacted by changes in interest rates. Other line items impacted by changes in interest rates, such as the flowthrough effects on net income and cash provided by operating activities, are derivable or estimable from changes in reserve income and distribution and transaction costs, and such changes are generally proportional. Therefore, the Company believes that by disclosing the sensitivity analysis for these two line items, investors have sufficient information to understand the impact of changes in interest rates on the Company’s results of operations.

Business, page 106

52.	To the extent material, please discuss how the bankruptcies of companies in crypto asset-related businesses and the downstream effects of those bankruptcies have impacted or may impact your business, financial condition, customers, and counterparties, either directly or indirectly. Clarify whether the company has material assets that may not be recovered due to the bankruptcies or may otherwise be lost or misappropriated. In addition, and also to the extent material, please describe any direct or indirect exposures to other counterparties, customers, custodians, or other participants in crypto asset markets known to:

•	Have filed for bankruptcy, been decreed insolvent or bankrupt, made any assignment for the benefit of creditors, or have had a receiver appointed for them.

•	Have experienced excessive redemptions or suspended redemptions or withdrawals of crypto assets.

•	Have the crypto assets of their customers unaccounted for.

•	Have experienced material corporate compliance failures.

Response: The Company has revised the disclosure on pages 27-28 of the Amended Draft Registration Statement to address the Staff’s comment.

53.	If material to an understanding of your business, discuss any steps you take to safeguard your customers’ crypto assets and describe any policies and procedures that are in place to prevent self-dealing and other potential conflicts of interest. Describe any policies and procedures you have regarding the commingling of assets, including customer assets, your assets, and those of affiliates or others.

Response: The Company has revised the disclosure on pages 16, 37, and 121 of the Amended Draft Registration Statement to clarify that it holds the cash portion of stablecoin reserves in FBO accounts and the disclosure on page 36 of the Amended Draft Registration Statement to disclose the Company’s segregation of its proprietary assets and the reserve assets in respect of its customers’ stablecoins. In

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addition, the Company respectfully refers the Staff to the disclosure on page 134 of the Amended Draft Registration Statement regarding the NYDFS requirement that stablecoin reserves must be segregated from the Company’s proprietary assets.

Our platform, products, and ecosystem
The Circle stablecoin network
Reserve management infrastructure, page 115

54.	We note your discussion of your reserve management infrastructure, including the Circle Reserve Fund issued by BlackRock. Please address the following:

•	Disclose the legal form of the Company’s investment in the Fund (e.g., whether it is a variable or voting interest);

Response: The Company has revised the disclosure on pages 101-102 of the Amended Draft Registration Statement to provide additional information regarding the Circle Reserve Fund.

•	Disclose a more fulsome understanding of your stablecoin reserve strategy, including total reserve asset allocations and specifically with regard to the Circle Reserve Fund, entities involved, contractual rights of each party, including responsibilities and decision-making authority over the investing decisions of both your and the Circle reserve fund and redemption limits and/or restrictions;

Response: The Company has revised the disclosure on page 101 of the Amended Draft Registration Statement to provide additional information regarding reserve asset allocation decisions.

•	Disclose if BlackRock has the ability to make investments, without your approval, that are inconsistent with the Company’s reserve management policy and what actions, if any, you could take if that were to occur;

Response: The Company has revised the disclosure on pages 101-102 of the Amended Draft Registration Statement to provide additional information regarding the Circle Reserve Fund.

•	Disclose your plans and intentions to maintain a reserve management policy in the future that is consistent with your current reserve management policy;

Response: The Company has revised the disclosure on pages 15 and 120 of the Amended Draft Registration Statement to disclose its intention to continue to maintain such a Reserve Management Standard.

•	Provide us with an accounting analysis, citing authoritative literature, of your investment in the Fund (e.g., whether it is consolidated, etc.); and

Response: The Company respectfully advises the Staff that the Company accounts for its investment in the Circle Reserve Fund as an equity security in accordance with ASC 321-10. Pursuant to the consolidation guidance in ASC 810-10-15-12(f), consolidation does not apply to the Circle Reserve Fund which complies with Rule 2a-7 of the Investment Company Act (“Rule 2a-7”). As such, the Circle Reserve Fund is neither a variable interest entity or a voting interest entity. Additionally, the Company assessed whether it has the ability to exercise significant influence over the Circle Reserve Fund in accordance with ASC 323-10 and concluded that it does not have the ability to exercise significant influence as (i) the shares do not have any substantive voting rights, (ii) the Company does not control, nor have the ability to gain representation on, the BlackRock Funds’ board of trustees, (iii) the Circle Reserve Fund and its operations are managed by BlackRock Advisors, LLC as investment manager, subject to oversight of BlackRock Funds’ board of trustees, and (iv) the mandate and operations of the Circle Reserve Fund are

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subject to the requirements under Rule 2a-7 and its decision making is limited and ultimately subject to the discretion of the investment advisor.

•	Provide us with an accounting analysis, citing authoritative literature, supporting your determination to classify the shares of the Fund as cash equivalents and the measurement basis using the Fund’s net asset value, including how it meets the definition and satisfies both of the conditions to be cash equivalents in ASC 230-10-20.

Response: The Company respectfully advises the Staff that the ASC Master Glossary definition of cash equivalents does not preclude equity securities from being cash equivalents and specifically includes money market funds as an example of items that are commonly considered cash equivalents. The Company considered the definition of cash equivalents in the ASC Master Glossary (and ASC 230-10-20) as follows:

●	The shares of the Circle Reserve Fund are short-term because, while they do not have a stated maturity, they are redeemable on demand. They are highly liquid as the Company is entitled to redeem them at any time, meaning that the Circle Reserve Fund provides the liquidity of an active market.

●	The shares are readily convertible to known amounts of cash because the Circle Reserve Fund invests in low-risk, highly liquid securities such as U.S. Treasury securities with maturities of three months or less, overnight U.S. Treasury security repurchase agreements, and cash in order to maintain a net asset value (“NAV”) of $1 per unit. While the Circle Reserve Fund’s NAV is floating, the shares are redeemable on demand and present an insignificant risk of changes in value due to interest rates because the investments held in the Circle Reserve Fund are not susceptible to significant changes in value as a result of interest rate moves.

●	The Circle Reserve Fund shares are measured at their fair value. The Company determined that the Fund has a readily determinable fair value because the Circle Reserve Fund’s NAV is determined and published daily, and represents the basis for current transactions in the form of purchases and redemptions.

Circle Mint, page 116

55.	We note your disclosure that USDC and EURC are fully backed one-for-one by at least an equivalent value of fiat currency-denominated assets, and are always redeemable one-for-one through a Circle Mint account. We also note your disclosure that Circle Mint is currently available to institutional and enterprise customers. Please revise your disclosure to clarify what you mean by “enterprise customers.” Please also revise your disclosure to clarify that not all holders, including all of the individual holders that are not eligible for a Circle Mint account, are able to redeem your stablecoins on a one-for-one basis with you, and they may have to incur transaction fees or other expenses to convert their stablecoins to fiat currency.

Response: The Company has revised the disclosure on pages 8, 13, 15, 16, 117, 120, and 121 of the Amended Draft Registration Statement to clarify that Circle Mint is available only to institutions and not to individuals and on pages 13, 15, 117, and 120 of the Amended Draft Registration Statement to clarify that not all holders are able to redeem Circle stablecoins directly from Circle and that holders may incur transaction fees and other expenses to redeem Circle stablecoins through a Circle Mint customer.

Partner with leading at-scale consumer-facing businesses and applications..., page 123

56.	We note your disclosure that you partner with consumer-facing businesses and applications to achieve widespread distribution and that you manage such partnerships through the Circle Alliance Program. Please expand your disclosure to briefly discuss how the Circle Alliance Program works, including how any related agreements are structured and the parties involved, and provide specific illustrative examples, as appropriate.

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Response: The Company has revised the disclosure on page 128 of the Amended Draft Registration Statement to provide additional information regarding the Circle Alliance Program.

Principal non-U.S. regulatory regimes, page 129

57.	We note your disclosure that you are planning to expand into markets where you currently do not operate. Please expand your disclosure to identify any such markets and the businesses you intend to engage therein. Please also revise to disclose the expected timeline and associated costs and risks, to the extent such information is material and reasonably available. In addition, please make related revisions to your disclosure on page 123 regarding your growth strategy (e.g., in the second and fifth bullets).

Response: The Company has revised the disclosure on pages 135-136 of the Amended Draft Registration Statement to clarify that the Company constantly evaluates opportunities for expanding into additional jurisdictions. The Company respectfully advises the Staff that the jurisdictions discussed in “Business—Regulatory policy landscape—Principal non-U.S. regulatory regimes” represent the non-U.S. jurisdictions material to the Company’s business and operations and that the Company cannot provide any definite timeline and costs of expanding into any particular additional jurisdiction, as such matters depend on a variety of factors which cannot be reasonably predicted. To the extent the Company expands into any additional jurisdiction that is material, the Company will amend the registration statement to provide appropriate disclosure of the regulations to which the Company is subject in such jurisdiction.

Material agreements, page 133

58.	Please tell us how you considered filing the License Agreement with Coinbase as an exhibit to the registration statement. Refer to Item 601(b)(10) of Regulation S-K.

Response: The Company respectfully advises the Staff that it does not believe that it is required to file the License Agreement with Coinbase as an exhibit under Item 601(b)(10) of Regulation S-K. Item 601(b)(10) of Regulation S-K requires the filing of, among others, (i) any contract not made in the ordinary course of business that is material to the registrant and is either (a) to be performed in whole or in part at or after the filing of the registration statement or (b) entered into not more than two years before the date of the filing of the registration statement and (ii) any contract upon which the registrant’s business is substantially dependent. The Company respectfully advises the Staff that the License Agreement was made in the ordinary course of business, as the License Agreement ordinarily accompanies the Company’s relationships with third-party distributors. Specifically, as disclosed in the Amended Draft Registration Statement, the Company intends to continue adding distributors of its stablecoins in the future, and, as part of such distribution partnerships, the Company may enter into agreements similar to the License Agreement. Such contracts should be contrasted with activities such as significant mergers, acquisitions, or dispositions that may fall outside the ordinary course of the Company’s business. Furthermore, the Company respectfully advises the Staff that the Company’s business is not substantially dependent on the License Agreement. Specifically, under the License Agreement, the Company granted to Coinbase a worldwide, non-exclusive, non-transferable, non-sublicensable (other than to certain software and service providers), royalty-free right to use certain trademarks related to current and potential future Circle stablecoins, including USDC and EURC, in connection with the advertising, promotion, marketing, commercialization, sale, distribution, provision, and receipt of such stablecoins. The License Agreement does not provide for any royalty payments to the Company for Coinbase’s use of the licensed trademarks, nor would the termination of the License Agreement automatically result in the termination of the Collaboration Agreement. Accordingly, the Company believes that it is not required to file the License Agreement as an exhibit under Item 601(b)(10) of Regulation S-K.

Consolidated statement of cash flows, page F-8

59.	Please reconcile for us why the aggregate of the three line items listed below does not agree with the digital assets (gains) losses and impairment, net line item on your statement of operations:

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•	Digital assets impairment loss;

•	Gain on sale of digital assets; and

•	Gain related to digital assets collateral.

Response: The Company respectfully advises the Staff that the digital assets (gains) losses and impairment line item on the consolidated statements of operations also includes the changes in fair value of the embedded derivatives related to obligations to return digital assets collateral. During the year ended December 31, 2022, Digital assets (gains) losses and impairment of $57.4 million, consisted primarily of digital assets impairment losses of $427.5 million, offset by gains on embedded derivatives related to digital asset collateral of $212.0 million (included in the net $209.0 million of Change in fair value of derivatives and embedded derivatives on the consolidated statements of cash flows), gains related to digital assets collateral of $158.0 million, and gains on the sale of digital assets of $0.2 million (variance in reconciliation due to rounding).

60.	It appears that your deposits held for customers and stablecoin holders financing activity cash inflow is actually presented net of cash outflows for redemptions. If this is true, please address the following:

•	Tell us why it is appropriate to present netted cash flows. Reference for us the authoritative literature you rely upon to support your presentation.

•	Reconcile the $2,176.8 million amount presented here to the $2,138 million net increase in USDC in circulation as presented on page 77.

Response: The Company respectfully advises the Staff that the Company believes net presentation of deposits held for stablecoin holders on the consolidated statements of cash flows is appropriate due to the fact that the Company’s stablecoins are due on demand and turnover is quick, coupled with the high frequency and amounts of minting and redemptions of Circle stablecoins pursuant to ASC 230-10-45-8: “…For certain items, the turnover is quick, the amounts are large, and the maturities are short. For certain other items, such as demand deposits of a bank and customer accounts payable of a broker-dealer, the entity is substantively holding or disbursing cash on behalf of its customers. Only the net changes during the period in assets and liabilities with those characteristics need to be reported because knowledge of the gross cash receipts and payments related to them may not be necessary to understand the entity’s operating, investing, and financing activities...” In addition, the deposits from customers and stablecoin holders are due on demand and are, therefore, considered to have maturities of three months or less in accordance with ASC 230-10-45-9. The Company believes that deposits held for stablecoin holders meet the criteria for net presentation in ASC 230-10-45-8 and gross cash receipts and payments related to this financial statement line item would not be necessary to understand the Company’s financing activities.

The deposits held for stablecoin holders primarily represent liabilities for redemption obligations related to Circle stablecoins issued (USDC and EURC). Changes in this financial statement line item do not reflect the Company’s activity with respect to corporate-held stablecoins, while the USDC in circulation amounts do include corporate-held stablecoin transaction activity. Corporate-held stablecoins do not represent a financial liability to the Company as it does not obligate the Company to deliver cash to a third party upon redemption. However, the transfer of corporate-held stablecoins to a third party does result in the recognition of a financial liability. When the Company receives stablecoins from third parties, the financial liability is derecognized in accordance with ASC 405-20-40-1 as the Company has been legally relieved of its obligation to redeem the stablecoin from a third party. The $2,176.8 million change in the deposits held for stablecoin holders primarily consists of a $2,138.0 million net increase in USDC in circulation, $26.6 million net increase in EURC in circulation, and $10.1 million net changes in corporate USDC.

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Notes to consolidated financial statements
Note 1. Description of business
Liquidity, page F-10

61.	Please address the following about the Circle stablecoins you hold:

•	Confirm for us whether these stablecoins are classified as cash and cash equivalents segregated for corporate held stablecoins on your balance sheet. If not, tell us where these stablecoins are presented on your balance sheet and the amount at each balance sheet date you present.

Response: The Company respectfully advises the Staff that the Company does not report stablecoins on its balance sheet, but the cash reserves associated with Circle stablecoins held by the Company are recognized on the consolidated balance sheets as Cash and cash equivalents segregated for corporate-held stablecoins.

•	Tell us whether these stablecoins are also reflected in your deposits from customers and stablecoin holders on your balance sheet.

Response: The Company respectfully advises the Staff that corporate-held stablecoins are not reflected in its deposits from stablecoin holders on the Company’s consolidated balance sheets.

•	If these stablecoins are reflected in your deposits from customers and stablecoin holders account, tell us why it is appropriate to effectively present an obligation to yourself on your balance sheet.

Response: The Company respectfully advises the Staff that corporate-held stablecoins are not reflected in deposits from stablecoin holders on the Company’s consolidated balance sheets.

•	If these stablecoins are not reflected in your deposits from customers and stablecoin holders account, tell us why it is appropriate to reflect the cash as being segregated if you apparently can freely use that cash as implied by your disclosure.

Response: The Company respectfully advises the Staff that as noted in the response to the Staff’s comment #46 above, in accordance with applicable regulatory requirements and commercial law, for Circle stablecoins issued and outstanding, the Company is generally required to hold at least an equivalent amount of fiat-currency-denominated assets, held in segregated accounts. These requirements also apply to stablecoins held by the Company, which can be redeemed almost instantly for fiat currency at the Company’s discretion.

Note 2. Summary of significant accounting policies
Assets segregated for the benefit of customers and stablecoin holders, page F-11

62.	Please tell us why you characterize cash and equivalents as being segregated for both customers and stablecoin holders while you characterize available-for-sale securities as being segregated only for stablecoin holders. In your response, tell us:

•	What customers have assets segregated for their benefit; and

•	To the extent assets are segregated only for stablecoin holders, why you characterize them as customers given that you do not charge for the minting of USDC and you disclose on page F-18 and elsewhere that your reserve income is outside the scope of ASC 606.

Response: The Company respectfully advises the Staff that as of December 31, 2023 and 2022, approximately $1.7 million and $1.0 million, respectively, of cash and cash equivalents were segregated

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for customers related to the Company’s legacy products, Circle Invest, Circle Pay, and Poloniex, in accordance with applicable money transmitter requirements. These legacy products are in the process of winding down. There is limited activity in these accounts, with customers only being able to withdraw balances and not able to otherwise actively use these platforms. Remaining balances are in the process of being returned to these customers and/or escheated when the applicable requirements of escheatment are met. As of December 31, 2022, all of the Company’s available-for-sale securities were segregated for the benefit of stablecoin holders. Given the immaterial amount of cash and cash equivalents segregated for the benefit of customers, the Company has revised the financial statement line item to remove the reference to customers. As indicated in the Company’s disclosures, reserve income solely relates to interest and dividend income generated on stablecoin related reserve accounts and is outside the scope of ASC 606, and are accounted under ASC 310, ASC 320, and ASC 321, as applicable. There was no reserve income or revenue associated with legacy products in the years ended December 31, 2023 or 2022.

Digital assets, net, page F-13

63.	Please tell us why you characterize this asset as being presented net. In your response tell us what you net against these assets. To the extent you only net impairment losses, tell us why characterizing the balance as net is appropriate when ASC 350-30-35-19 stipulates that the adjusted carrying amount after an impairment loss becomes the new accounting basis.

Response: The Company has revised Digital assets, net, to be reflected as Digital assets on the consolidated balance sheets and all related references, where applicable, in the Company’s consolidated financial statements. The Company respectfully advises the Staff that Digital assets, net, reflects digital assets, net of impairment charges. Additional disclosures are provided on pages F-13-F-14 in footnote 2, Summary of Significant Accounting Policies, and page F-31 in footnote 8, Digital Assets, in the Company’s consolidated financial statements.

64.	Please revise your disclosure to state, if true, that you recognize impairment losses whenever carrying value exceeds quoted market prices of the respective digital asset during the period.

Response: The Company has revised the disclosure on page F-13-F-14 of the Amended Draft Registration Statement.

Deposits from customers and stablecoin holders, page F-16

65.	Please address the following with respect to your deposits from customers and stablecoin holders:

•	Tell us what amounts are due to your customers as opposed to stablecoin holders and explain whether any portion of this balance relates to anything other than USDC and, in 2023, EURC.

Response: The Company respectfully advises the Staff that amounts due to customers, other than deposits related to USDC or EURC, as of December 31, 2023 and 2022 are approximately $1.7 million and $1.0 million, respectively. These amounts are related to the Company’s legacy products, Circle Invest, Circle Pay, and Poloniex, which will decrease in the future as the Company continues to wind down these legacy products. Given the immaterial amount of cash and cash equivalents segregated for the benefit of customers, the Company has revised the financial statement line item to remove the reference to customers.

•	You state that you are obligated to redeem all Circle stablecoins presented by Circle Mint customers on a 1:1 basis for U.S. dollars or Euros, except in limited circumstances, such as when prohibited by law or court order or instances where fraud is suspected. Revise your disclosure to clarify, if true, that you do not have an unconditional right to deny Circle stablecoin redemption requests from Circle Mint customers.

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Response: The Company has revised the disclosure on page F-11 of the Amended Draft Registration Statement to provide additional disclosure related to its obligations to redeem Circle stablecoins, including that the Company does not have an unconditional right to deny Circle stablecoin redemption requests from Circle Mint customers.

•	In that regard, we note reports that Coinbase paused conversions of USDC to U.S. dollars around the time of Silicon Valley Bank’s failure to honor your request to withdraw $3.3 billion in reserve deposits. Please tell us whether and to what extent those events impacted how you processed Circle stablecoin redemption requests at that time.

Response: The Company respectfully advises the Staff that, on March 13, 2023 (the Monday after Silicon Valley Bank’s failure), when the banking system reopened, the Company began processing the weekend’s queued redemptions. Due to the backlog, and the failure of some of the Company’s transaction banking partners, redemptions for some Circle Mint customers were slowed. The pausing of conversions of USDC to U.S. dollars by Coinbase did not impact the processing of Circle stablecoin redemption requests by Circle Mint customers through this period.

•	Provide us your analysis explaining why amounts collected from Circle Mint account holders for the minting of EURC are liabilities. Reference for us the authoritative literature you rely upon to support your accounting.

Response: The Company respectfully advises the Staff that the issuance of EURC to Circle Mint customers meets the definition of a financial liability based on the ASC Master Glossary as the terms of EURC impose upon the Company an obligation to deliver €1 for each EURC redeemed. This accounting treatment is consistent with USDC.

•	Given that the vast majority of USDC outstanding is not held by Circle Mint account holders on your platform, tell us and enhance your disclosures to clarify why you record an obligation to redeem Circle USDC stablecoins for those held by non-Circle Mint account holders.

Response: The Company respectfully advises the Staff that while a vast majority of USDC and EURC outstanding are not held by Circle Mint customers, the USDC and EURC issued continue to represent an obligation for the Company to redeem each USDC and EURC issued, for 1 U.S. dollar or 1 euro, respectively. Furthermore, as USDC and EURC are supported by numerous global digital asset exchanges and marketplaces, including neo-banks, brokerages, payment providers, remittance providers, superapps, and commerce companies, USDC and EURC can easily move from non-Circle Mint customers to Circle Mint customers to be presented for redemption. Please refer to the response to the Staff’s comment #46 for additional information.

General and administrative expenses, page F-18

66.	Please tell us whether any of these expenses or any others (e.g., compensation expenses or IT infrastructure costs) represent research and development costs. If so, tell us the amounts for each period to be presented in your filing and your consideration for disclosing those amounts as required by ASC 730-10-50-1.

Response: The Company respectfully advises the Staff that it has not incurred significant costs that meet the definition of research and development costs in accordance with ASC 730 or ASC 350-40-15-7 in the years ended December 31, 2023 and 2022. For the periods presented, the Company has not incurred significant costs associated with the search or critical investigation aimed at discovery of new knowledge or the development of such knowledge into a plan or design for a new product or process. Certain compensation expenses and IT infrastructure costs for the Company’s engineering teams relate to the development of internal-use software, a portion of which is capitalized as disclosed on page F-18 of the Amended Draft Registration Statement. However, these costs do not meet the definition of research and

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development costs. As such, the Company believes that disclosures in accordance with ASC 730-10-50-1 are not required.

Stock-based compensation, page F-20

67.	Please tell us why the measurement of stock-based compensation related to your non-employee grants is subject to periodic adjustment as the underlying equity instruments vest. Reference for us the authoritative literature you rely upon to support your policy.

Response: The Company respectfully advises the Staff that for the periods presented, the Company did not issue non-employee grants subject to periodic adjustment as the underlying equity instrument vests and has revised the disclosure on page F-21 of the Amended Draft Registration Statement.

Note 4. Available-for-sale debt securities segregated for the benefit of stablecoin holders, page F-26

68.	Please tell us why the fair value of U.S. Treasury securities at December 31, 2022 is reported as $8,749.1 million when the independent, third-party assurance report for that date available on your website depicts two separate U.S. Treasury securities in your “other USDC Reserve Assets”; one with an indicated market value of $8,011.2 million and the other of $2,512.5 million. We also note from your disclosure in the table at the bottom of page 98 that it does not appear that any of the U.S. Treasury securities in the Circle Reserve Fund are included in your available-for-sale debt securities account as the aggregate balance for the Circle Reserve Fund depicted in that table appears to equal that in the independent, third-party assurance report. Please explain why U.S. Treasury securities held in the Circle Reserve Fund are apparently not classified as available for sale debt securities and revise your disclosure as necessary.

Response: The Company respectfully advises the Staff that the third-party assurance report aggregates individual lots of securities held, regardless of the individual lot’s time to maturity on the date of purchase and its corresponding balance sheet classification. The two securities included in “other USDC Reserve Assets” in the December 31, 2022 third-party assurance report include $8,749.1 million of securities with a maturity date of greater than 90 days at the time of purchase, which are classified as available-for-sale securities, and $1,774.6 million of securities with a maturity date of 90 days or less at the time of purchase, which are classified as cash equivalents. The Company also respectfully advises the Staff that the Company does not consolidate the Circle Reserve Fund. As such, the investments held by the Circle Reserve Fund are not directly recognized on the consolidated balance sheets. It accounts for its investment in the Circle Reserve Fund as an equity security under ASC 321-10, and classifies the investment as a cash equivalent on the consolidated balance sheets. Please see the response to the Staff’s comment #54 for further details.

69.	Please tell us why the aggregate of your available-for-sale debt securities and cash and cash equivalents that are segregated for the benefit of customers and stablecoin holders as reported on your balance sheet at December 31, 2022 of $44,742.4 million does not agree with the total of $44,694.0 million as reported in the independent, third-party assurance report for that date available on your website.

Response: The Company respectfully advises the Staff that the aggregate of available-for-sale debt securities and cash and cash equivalents that are segregated for the benefit of stablecoin holders as reported on the consolidated balance sheets at December 31, 2022 consist of both USDC and EURC reserves and assets segregated for the benefit of customers. The EURC reserve was $26.8 million, or €24.9 million as of December 31, 2022. The remaining differences are attributable to timing and settlement differences, such as reserve income earned and received at the cutoff date, but not yet transferred to a corporate cash account and differences where the timing of cash receipt/payment differ from the minting/redemption process on public blockchains and access denied tokens.

Note 10. Derivatives and embedded derivatives, page F-30

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70.	Please disclose how the underlying notional amounts are accounted for in your financial statements for the periods presented.

Response: The Company respectfully advises the Staff that it accounts for the notional amounts associated with derivatives and embedded derivatives in the following manner:

●	Obligation to return digital asset collateral: Generally, the collateral received in association with stablecoin lending is denominated in digital assets. The notional value disclosed in footnote 10 represents the initial fair value of the digital assets at the time it is received. The obligation to return collateral in the form of digital assets is recorded as a current liability in Obligations to return digital asset collateral with an offsetting amount recorded to Digital assets on the consolidated balance sheets. The obligation to return the collateral is accounted for as a hybrid instrument and measures the obligation at the initial fair value. The embedded derivative associated with the obligation to return the digital assets is accounted for at fair value, with changes in fair value recognized in Digital assets (gains) losses and impairment in the consolidated statements of operations. The digital assets held as collateral meet the definition of an indefinite-lived intangible asset because these digital assets lack physical substance and there is no inherent limit on their useful lives. Accordingly, these digital assets are not subject to amortization. Instead, the Company tests digital assets for impairment by comparing the digital asset’s fair value to its carrying value. The Company measures and recognizes an impairment loss whenever the carrying value exceeds quoted market prices of the respective digital asset during the period. Digital assets held as collateral are reflected within Digital assets on the consolidated balance sheets. Impairment losses are reflected within Digital assets (gains) losses and impairment in the consolidated statements of operations.

●	Investments - derivatives and embedded derivatives: The Company enters into certain strategic investments in the form of prepaid forward contracts to purchase a specified quantity of digital assets. The notional value disclosed in footnote 10 represents the initial cost of the investment. For forward contracts that do not meet the definition of a derivative in their entirety in accordance with ASC 815, the Company accounts for the contract as a hybrid instrument and measures the investment at cost less impairment by analogy to ASC 321. The embedded derivative associated with the forward contract is accounted for at fair value. For forward contracts that meet the definition of a derivative in their entirety in accordance with ASC 815, the Company measures the investment (including the initial investment) at fair value. These investments, including derivatives and embedded derivatives, are presented within Investments on the consolidated balance sheets, and changes in the fair value of associated derivatives and embedded derivatives are recognized in Other income (expense), net in the consolidated statements of operations.

Note 15. Debt
Loans payable, net of debt discount, page F-39

71.	You disclose that in June 2022, you repaid the entire principal balance of your $25 million loan payable plus accrued interest of $6.1 million in USDC. We also note that you disclose the (re)payments as non-cash transactions in your consolidated statement of cash flows. Please address the following:

•	Tell us how you accounted for the issuance/minting of the USDC you used for the loan and interest payments and how that issuance/minting is reflected in your cash flow statement. In your response, tell us when you minted the USDC in relation to its use for this loan repayment.

Response: The Company respectfully advises the Staff that, upon the accounting for the issuance/minting of corporate-held USDC, the Company recognizes Cash and cash equivalents segregated for corporate-held stablecoins when such corporate cash is transferred to segregated accounts. The minting/issuance of corporate-held USDC has no impact on the consolidated statements of

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cash flows until it is used to settle investing and financing activities at which time it is presented as non-cash investing and financing activities. The Company also respectfully advises the Staff that the Company did not specifically mint corporate-held USDC for this loan repayment but used existing USDC balances at the time of repayment.

•	As you appear to present the cash underlying corporate held stablecoins (presumably USDC and/or EURC) and not the stablecoins themselves on your balance sheet, and as you include that cash in the total cash and cash equivalents balance reconciled in your statement of cash flows, tell us your consideration for reflecting the use of USDC for the loan principal repayment as a financing activity in your statement of cash flows.

Response: The Company respectfully advises the Staff that the Company considered the repayments of debt borrowed using USDC as non-cash financing activities and disclosed such in the supplemental schedule to the consolidated statements of cash flows. Pursuant to ASC 230-10-45-15, repayments of amounts borrowed are classified as cash outflows for financing activities.

•	Tell us all the transactions and/or payments for which you used USDC to settle, including how you accounted for such transactions, including the underlying minting/issuance of USDC and the authoritative guidance in which you relied.

Response: The Company respectfully advises the Staff that the Company utilizes USDC for a variety of purposes and that the issuance of USDC to third parties is accounted for as a financial liability based on the ASC Master Glossary as the terms of USDC impose upon the Company an obligation to deliver one U.S. dollar for each USDC redeemed. The primary uses of utilizing USDC to settle transactions is summarized below:

Operating activities (ASC 230-10-45-25):

•	Payments for distribution costs related to the Collaboration Agreement with Coinbase;

•	Payments for distribution incentives to market makers; and

•	Payments of interest.

Investing activities (ASC 230-10-45-11 to 13):

•	Purchase of certain strategic investments and corporate digital assets, etc.

Financing activities (ASC 230-10-45-14 to 15):

•	Repayment of debt; and

•	Circle stablecoins lending activities, etc.

The Company respectfully advises the Staff that the Company uses USDC to settle certain of the various activities noted above in a manner consistent with the use of cash to settle or enter into such transactions, where USDC is acceptable as a method of settlement by the participants. Upon minting of corporate-held USDC, the Company recognizes Cash and cash equivalents segregated for corporate-held stablecoins when such corporate cash is transferred to segregated accounts. The Company does not record a liability associated with corporate-held stablecoins because they do not represent a financial liability to the Company in accordance with the ASC Master Glossary definition of a financial liability. In other words, corporate-held stablecoins do not obligate the Company to deliver cash to a third party upon redemption. The Company recognizes a liability in Deposits from stablecoin holders when USDC is transferred to a third party as the USDC then represents a financial liability of the Company along with a

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corresponding debit in the same manner as if it had paid cash (e.g., accounts payable). In addition, the Company reclassifies the Cash and cash equivalents segregated for corporate-held stablecoins to Cash and cash equivalents segregated for the benefit of stablecoin holders when the USDC is transferred to a third party.

Note 18. Stock-based compensation
Stock options, page F-44

72.	We note that you disclose both the weighted-average exercise price of stock options granted during 2022 and the weighted-average grant date fair value of stock options granted as $30.68. As you disclose in your policy note on page F-20 that the exercise price of each option must be at least 100.0% of the fair market value of the common stock as of the grant date, and as ASC 718-10-50-2d requires the disclosure of the weighted-average grant-date fair value of the award, not the fair value of the underlying stock, please revise your disclosure to provide the weighted-average grant-date fair value of your options granted during the year or tell us how it can be the same as the weighted-average exercise price for those grants.

Response: The Company has revised the disclosure on pages F-47-F-50 of the Amended Draft Registration Statement to reflect the grant date weighted-average fair value of the options granted, rather than the fair value of the common stock as of grant date.

Note 19. Earnings (loss) per share, page F-46

73.	Please revise your table of common stock equivalents excluded from your loss per share computation because they are antidilutive to include the common stock issuable upon conversion of your preferred stock.

Response: The Company has revised the disclosure on pages F-50-F-51 of the Amended Draft Registration Statement.

* * *

Please do not hesitate to contact me at (212) 450-4674 or richard.truesdell@davispolk.com or Dan Gibbons at (212) 450-3222 or dan.gibbons@davispolk.com if you have any questions regarding the foregoing or if we can provide any additional information.

Very truly yours,
/s/ Richard D. Truesdell, Jr.

CC: Jeremy Allaire
Heath Tarbert

Circle Internet Financial Limited

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